UNITED STATES OF AMERICA
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                        PURSUANT TO RULE 13A-16 OR 15D-16
                   OF THE SECURITIES AND EXCHANGE ACT OF 1934

                     SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
                     ---------------------------------------
             (Exact name of registrant as specified in its charter)

                    CHEMICAL AND MINING COMPANY OF CHILE INC.
                    -----------------------------------------
                 (Translation of registrant's name into English)

                El Trovador 4285, Santiago, Chile (562) 425-2000
                ------------------------------------------------
            (Address and phone number of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F |X| Form 40-F |_|

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes |_| No |X|.

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82___________

         This report on Form 6-K provides updated risk factors and financial and business information of SQM for the year ended December 31, 2005 (except where certain information below is stated to be as of December 31 2004).

         All references to "SQM," "the Company," "we," "our," "ours," and "us" refer to Sociedad Quimica y Minera de Chile S.A. and its consolidated subsidiaries, except as otherwise provided.

         All references to "$," "US$," "U.S. dollars" and "dollars" are to United States dollars, all references to "pesos" or "Ch$" are to Chilean pesos, and all references to "UF" are to Unidades de Fomento. The UF is an inflation-indexed, peso-denominated unit that is linked to, and adjusted daily to reflect changes in, the previous month's Chilean consumer price index. As of March 1, 2006, UF1.00 was equivalent to US$34.65 and Ch$17,923.27.

         Our consolidated financial information as of December 31, 2003, 2004 and 2005 and for each of the three years in the periods ended December 31, 2003, 2004 and 2005 has been derived from our financial statements prepared in accordance with accounting standards generally accepted in Chile ("Chilean GAAP") and audited by Ernst & Young Ltda. ("E&Y").

         All financial information presented below is on a consolidated basis.

                           FORWARD-LOOKING INFORMATION

         The information below contains statements that are or may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements appear throughout the information below and include statements regarding the intent, belief or current expectations of the Company and its management, including but not limited to any statements concerning:

         o the Company's capital investment program and development of new products;

         o trends affecting the Company's financial condition or results of operations;

         o level of reserves, quality of the ore and brines and production levels and yields;

         o    the future impact of competition;

         o    regulatory changes;

         o any statements preceded by, followed by, or that include the words "believe," "expect," "predict," "anticipate," "intend," "estimate," "should," "may," "could" or similar expressions; and

         o other statements contained in the information below that are not historical facts.

         Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those described in such forward-looking statements included in the information below. Factors that could cause actual results to differ materially include, but are not limited to:

         o our ability to implement our capital expenditures program, including our ability to arrange financing when required;

         o the nature and extent of future competition in our principal markets;

         o political, economic and demographic developments in the emerging market countries of Latin America and Asia where we conduct a large portion of our business; and

         o    the factors discussed below under "Risk Factors."

                                  RISK FACTORS

         The risks described below are not the only ones facing us or investments in Chile in general. Our business, financial condition or results of operations could be materially adversely affected by any of these risks. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations.

         The information below also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us described below. See "Forward-Looking Information."

Risks Relating to our Business

Our sales to emerging markets expose us to risks related to economic conditions and trends in those countries

         We sell our products in more than 100 countries around the world. In 2005, approximately 39% of our sales were made to emerging market countries: (i) approximately 14% in Central and South America, excluding Chile, specifically in countries such as Brazil, Argentina, Colombia and Peru; (ii) approximately 18% in Chile; and (iii) approximately 7% in Asia, excluding Japan. We expect to expand our sales in these and other emerging markets in the future. The results and prospects for our operations in these countries and other countries in which we establish operations can be expected to be dependent, in part, on the general level of political stability and economic activity and policies in those countries. Future developments in the political systems or economies of these countries or the implementation of future governmental policies in those countries, including the imposition of withholding and other taxes, restrictions on the payment of dividends or repatriation of capital or the imposition of new environmental regulations or price controls, could have a material adverse effect on our sales or operations in those countries.

Volatility of world fertilizer and chemical prices and changes in production capacities could affect our business, financial condition and results of operations

         The prices of our products are determined principally by world prices, which in some cases have been subject to substantial volatility in recent years. World fertilizer and chemical prices vary depending upon the relationship between supply and demand at any given time. Further, the supply of certain fertilizers or chemical products, including certain products that we provide, varies principally depending upon the production of the few major producers (including us) and their respective business strategies.

         In particular, world iodine prices declined from approximately US$18.40 per kilogram for large purchases in early 1990 to less than US$8.00 per kilogram for large purchases in June 1994. The price increased to approximately US$18.00 in 1999, and subsequently it began to decline, reaching approximately US$12.50 during early 2003. By late 2003 and during 2004 prices reversed the downward trend and began to increase. The average price for 2004 reached approximately US$14.50 per kilogram and it has continued to increase to an average of approximately US$19.00 per kilogram for 2005. We cannot assure you that this trend will continue.

         We started production of lithium carbonate from the Atacama Salar brines in October 1996 and started selling lithium carbonate commercially in January 1997. Our entrance into the market created an oversupply of lithium carbonate, resulting in a drop in prices from over US$3,000 per ton before our entrance to less than US$2,000 per ton. Currently, prices are higher than US$3,000 per ton. We believe the increase in prices is mainly due to the high growth in demand that has not been fully balanced by the supply of lithium carbonate. We cannot assure you that this trend will continue.

         We expect that prices for the products we manufacture will continue to be influenced, among other things, by similar supply and demand factors and the business strategies of major producers. Some of the major producers (including us) have increased or have the ability to increase production. As a result, the prices of our products may be subject to substantial volatility. A substantial decline in the prices of one or more of our products could have a material adverse effect on our business, financial condition and results of operations.

We have an ambitious capital expenditure program that is subject to significant risks and uncertainties

         Our business is capital intensive. Specifically, the exploration and exploitation of reserves, mining, smelting and refining costs, the maintenance of machinery and equipment and compliance with applicable laws and regulations require substantial capital expenditures. We must continue to invest capital to maintain or to increase the amount of reserves that we exploit and the amount of finished products we produce. We require environmental permits for our new projects. Obtaining permits in certain cases may cause significant delays in the execution and implementation of such new projects and, consequently, may require us to reassess the related risks and economic incentives. No assurance can be made that we will be able to maintain our production levels or generate sufficient cash flow, or that we will have access to sufficient investments, loans or other financing alternatives to continue our exploration, exploitation and refining activities at or above present levels, or that we will be able to implement our projects or receive the necessary permits required for them in time. Any or all of these factors may have a material adverse impact on our business, financial condition and results of operations.

Currency fluctuations may have a negative effect on our financial results

         The Chilean peso has been subject to large devaluations and revaluations in the past and may be subject to significant fluctuations in the future. We transact a significant portion of our business in U.S. dollars, and the U.S. dollar is the currency of the primary economic environment in which we operate and is our functional currency for financial statement reporting purposes. A significant portion of our operating costs, however, are related to the Chilean peso. Therefore, an increase or decrease in the exchange rate between the Chilean peso and the U.S. dollar would affect our costs of production. Additionally, as an international company operating in Chile and several other countries, we transact a portion of our business and have assets and liabilities in Chilean pesos and other non-U.S. dollar currencies, such as the Euro, the South African Rand and the Mexican Peso. As a result, fluctuation in the exchange rate of such foreign currencies to the U.S. dollar may affect our business, financial condition and results of operations.

Interest rate fluctuations may have a material impact on our financial results

         We maintain short and long-term debt at the rate of Libor plus a spread. We do not hedge our interest rates through derivative instruments, and therefore we are subject to fluctuations in Libor. Even though this risk is limited, as of December 31, 2005, we had 100% of our long-term financial debt priced at Libor plus a spread, and therefore significant increases in the rate could impact our financial condition.

Sustained high raw material and energy prices increase our production costs and cost of goods sold

         We rely on certain raw materials and various sources of energy (diesel, electricity, natural gas and others) to manufacture our products. Purchases of raw materials that we do not produce and energy constitute a significant part of our cost of sales (approximately 13.3% in 2005). To the extent we are unable to pass on increases in raw materials and energy prices to our customers, our business, financial condition and results of operations could be adversely affected.

Our reserves estimates could significantly vary

         Our mining reserves estimates are prepared by our geologists. Estimation methods involve numerous uncertainties as to the quantity and quality of the reserves, and these could change, up or down. A downward change in the quantity and/or quality of our reserves could affect future volumes and cost of production and therefore have a negative impact on our business, financial condition and results of operations.

Quality standards in markets where we sell our products could become stricter over time

         Governments and customers in several of the markets where we do business impose quality standards on our products. As a result, we may not be able to sell our products if we cannot meet such standards. In addition, our cost of production may increase in order to meet any such newly-promulgated standards.

Our business is subject to many operational and other risks for which we may not be fully covered in our insurance policies

         Our facilities located in Chile and abroad are insured against losses, damages or other risks by insurance policies that are standard for the industry and that would reasonably be expected to be sufficient by prudent and experienced persons engaged in a business or businesses similar to those of our business. Nonetheless, we may be subject to certain events that may not be covered under the insurance policies, and that could materially affect our financial condition or results of operations.

The continuity of our natural gas supply is dependent on Argentinean authorities' policy

         As part of a cost reduction effort, we interconnected our facilities to a natural gas network. The natural gas, which originates in Argentina and is subject to a 10-year agreement, is used mainly for heat generation at our industrial facilities. Due to energy shortages in Argentina, local authorities decided to restrict exports of natural gas to Chile in order to increase the supply to their domestic markets. Additionally, even though we have long-term price agreements related to natural gas, the Argentinean government increased taxes on gas exports and there can be no assurance that they will not do it again in the future.

         We suffered partial shortages of natural gas during 2004 and 2005. We have adopted measures intended to mitigate the effects of any further decrease in the natural gas supply. Most of our industrial equipment that uses natural gas can also operate on fuel oil and the remaining equipment can operate on diesel. The costs of using fuel oil and diesel are significantly higher than natural gas.

         The extent to which we incur increased costs as a result of decreases in the natural gas supply will depend on the volume of such a decrease and on the duration of the period during which natural gas supplies are restricted. Therefore, we cannot estimate the economic impact that additional natural gas supply reductions might have. However, sustained periods of increased natural gas costs could have an adverse effect on our business, financial condition and results of operations. During 2005, purchases of natural gas represented approximately 1.4% of our cost of sales.

Decline in the supply of natural gas and increasing global oil prices could negatively affect our electricity contracts

         As natural gas supply continues to be uncertain, as discussed above, and oil prices continue to increase, we are faced with potential revisions to our long-term electricity supply agreements. We maintain contracts with two main utilities in Chile, Electroandina S.A., or Electroandina, and AES Norgener S.A., or Norgener, and both have requested revision of the tariffs involved. As a result of such request we have commenced arbitration between us and Electroandina and we expect to commence arbitration with Norgener shortly.

         Although we believe tariffs should not be modified, to the extent that our electricity contracts are in fact revised and modified, we may suffer increased costs, thereby negatively affecting our results of operations. During 2005, purchases of electricity represented approximately 2.8% of our cost of sales.

We are exposed to labor strikes that could impact our production levels

         Of our permanent employees in Chile, 73% are represented by 30 labor unions, which represent their members in collective bargaining negotiations with the Company. Accordingly, we are exposed to labor strikes that could impact our production levels. Should a strike occur and extend for a sustained period of time, we could be faced with increased costs and even disruption in our product flow that could have a material adverse effect on our financial condition or results of operations.

Our water supply could be affected by regulatory changes and/or natural problems

         Although we have not experienced significant difficulties obtaining the necessary water to conduct our operations, there can be no assurance that we will not have problems in securing our water supply due to new environmental regulations or natural depletion of water resources that could affect our operations, negatively affecting our business, financial condition and results of operations.

Risks Relating to Chile

As we are a Chilean-based company, we are exposed to Chilean political risks

         The prospects and results of operations of the Company could be affected by changes in policies of the Chilean government, other political developments in or affecting Chile, and regulatory and legal changes or administrative practices of Chilean authorities, over which the Company has no control.

Changes in mining and water rights laws or in regulations affecting port concessions could affect our operating costs

         We conduct our mining (including brine extraction) operations under exploitation and exploration concessions granted pursuant to judicial proceedings in accordance with provisions of the Chilean Constitution and the Constitutional Mining Law and related statutes. Our exploitation concessions essentially grant a perpetual right to conduct mining operations in the areas covered by the concessions, provided that we pay annual concession fees (with the exception of the Atacama Salar rights, which have been leased to us until
2030). Our exploration concessions permit us to explore for mineral resources on the land covered thereby for a specified period of time, and to subsequently request a corresponding exploitation concession. We also hold water rights obtained from the Chilean Water Authority for a supply of water from rivers and wells near our production facilities, which we believe is sufficient to meet current and anticipated operational requirements. We operate port facilities at Tocopilla, Chile, for the shipment of our products and the delivery of certain raw materials, pursuant to concessions granted by Chilean regulatory authorities. These concessions are renewable provided that we use such facilities as authorized and pay annual concession fees. Any significant changes to these concessions could have a material adverse impact on our business, financial condition and results of operations.

         The following recent changes in Chilean law are also likely to affect our operations:

         The Chilean Congress recently approved a modification to Chilean laws relating to water rights (the "Water Code"). The changes to the Water Code include establishing annual fee payments for owners of water rights that do not use the water associated with them. This fee does not affect the holder's right to use aquifers. The criteria used to determine what rights or what part of such rights would be subject to this annual fee relate to whether the resource is consumed or re-injected into the stream after its use (defined as the water right's "consumptive condition"), whether the use of the resource is sporadic or permanent (frequency of use) and the geographical location of the intake points relative to an area's overall water supply.

         On May 18, 2005, the Chilean Congress approved Law No. 20,026, also known as the "Royalty Law," which established a royalty to be applied to mining activities developed in Chile, levied on mining companies whose sales are equal to or greater than the equivalent value of 12,000 metric tons of fine copper
(MFT), as determined according to the London Metal Exchange Grade A copper cash quotation. This new mining royalty, which will be applied from 2006 onwards, is levied on the "taxable operating income" (as this term is defined in Law No. 20,026) of the mining company, at a rate that varies from 0.5% up to 5% of consolidated annual sales.

         If similar changes are enacted in the future they may have a material adverse impact on our business, financial condition and results of operation.

Environmental laws and regulations could expose us to higher costs, liabilities, claims and failure to meet current and future production targets

         Our operations in Chile are subject to a variety of national and local regulations relating to environmental protection. The main environmental laws in Chile are the Health Code and Law No. 19,300, which we refer to as the "Chilean Environmental Law." The Chilean Environmental Law created the Comision Nacional del Medio Ambiente (National Environmental Commission or CONAMA) and the Comisiones Regionales del Medio

Ambiente (Regional Environmental Commission or COREMA), which are the governmental agencies in charge of supervising the due compliance with the Chilean Environmental Law. Under the Chilean Environmental Law, we are required to conduct environmental impact studies of any future projects or activities (or their significant modifications) that may affect the environment. CONAMA and COREMA evaluate environmental impact studies submitted for their approval and oversee the implementation of projects. The Chilean Environmental Law also enables private citizens, public agencies or local authorities to challenge projects that may affect the environment, either before these projects are executed or once they are already operating. Enforcement remedies available include temporary or permanent closure of facilities and fines.

         Chilean environmental regulations have become increasingly stringent in recent years, both in respect of the approval of new projects and in connection with the implementation and development of projects already approved. This trend is likely to continue. Furthermore, recently implemented environmental regulations have created uncertainty because rules and enforcement procedures for these regulations have not been fully developed. Given public interest in environmental enforcement matters, these regulations or their application may also be subject to political considerations that are beyond our control.

         We continuously monitor the impact of our operations on the environment and have, from time to time, made modifications to our facilities to minimize any adverse impact. Except for particulate matter levels exceeding permissible levels in Maria Elena facilities (see "Business--Chilean Government Regulations" and "Business--Environmental Regulations"), we are currently in compliance in all material respects with applicable environmental regulations in Chile that we are aware of. Future developments in the creation or implementation of environmental requirements, or in their interpretation, could result in substantially increased capital, operation or compliance costs or otherwise adversely affect our business, financial condition and results of operations.

         In connection with our current investments at the Atacama Salar we have submitted an environmental impact assessment study. The success of these investments is dependent on the approval of said submission by the pertinent governmental authorities. Failure to obtain approval of this submission could seriously impair our ability to maintain our current production levels or increase production capacities in the near future, thus having a material adverse effect on our financial condition or results of operations.

         Additionally, in connection with our future investments in the nitrate and iodine operations, we have submitted several environmental impact assessment studies. The success of these investments is dependent on the approval of said submissions by the pertinent governmental authorities. Failure to obtain approval for one or more of these submissions could seriously impair our ability to maintain our future production levels or increase production capacities in the near future, thus having a material adverse effect on our financial condition or results of operations.

         Furthermore, the future development of the Company depends on our ability to sustain future production levels, which require additional investments and the submission of the corresponding environmental impact assessment studies. Again, if we fail to obtain approval, our ability to maintain production at specified levels will be seriously impaired, thus having a material adverse effect on our financial condition or results of operations.

         Our worldwide operations are also subject to environmental regulations. Since laws and regulations in the different jurisdictions in which we operate may change, we cannot guarantee that future laws, or changes to existing ones, will not materially impact our financial condition or results of operations.

Our financial statements are reported, and our dividends are declared, based on Chilean GAAP, which generally differs from U.S. GAAP

         There are important differences between Chilean GAAP and U.S. GAAP. As a result, Chilean financial statements and reported earnings generally differ from those that are reported based on U.S. GAAP. In particular, our earnings and the amount of dividends that we declare under Chilean GAAP may be subject to a higher degree of fluctuation as compared to U.S. GAAP, due to accounting pronouncements or other modifications required under Chilean GAAP. Additionally, in our annual report on Form 20-F, which we file with the SEC, our financial statements include a reconciliation of net income and shareholder's equity amounts reported under Chilean GAAP to

U.S. GAAP. The financial statements for the year ended December 31, 2005, which will be included in our 2005 Form 20-F to be filed later this year, will include such reconciliation to U.S. GAAP.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview of our Operations

       We divide our operations into the following four product lines:

       o specialty plant nutrition: production and commercialization of fertilizers with unique characteristics;

       o iodine and derivatives: production and commercialization of iodine and derivatives;

       o lithium and derivates: production and commercialization of lithium and derivatives; and

       o industrial chemicals: production and commercialization of industrial nitrates and boric acid.

       Additionally we sell other products, including imported commodity fertilizers that we distribute mainly in Chile and Mexico and potassium chloride, which complement our product portfolio.

       We sell our products through three primary channels: our own sales offices, a network of distributors and, with respect to our fertilizer products, a significant portion is sold through Yara International ASA ("Yara") pursuant to a commercial agreement.

Factors Affecting Our Results of Operations

       Our results of operations substantially depend on:

       o  trends in demand for our products, volumes and prices;

       o our efficiency in operating our facilities, as they are generally running at nameplate capacity;

       o our ability to accomplish our capital expenditures program in a timely manner;

       o trends in the exchange rate between the U.S. dollar and the Chilean peso, as a significant portion of the cost of sales is related to the Chilean peso;

       o logistics, raw materials and maintenance costs, which have been increasing in the last two years; and

       o energy costs, which have increased due to the high cost of oil and the potential interruption of our natural gas supply.

       In 2005, iodine prices continued to increase following the positive trend of the previous year. We expect this trend to continue during 2006 due to sustained growth in demand accompanied by the relative equilibrium between production and demand. Additionally, we expect higher sales volume due to the acquisition of DSM's iodine business in January 2006.

       We expect the increased demand for lithium carbonate in the past years to continue. Demand is mostly driven by lithium batteries, x-ray contrast media and biocides producers. Further price increases are forecasted during 2006. We are restrained, however, from increasing our sales volume due to the Company's production capacity constraint.

       Potassium nitrate and sodium potassium nitrate sales volumes slightly decreased during 2005 compared with 2004. However, prices increased during 2005, and we expect slightly higher sales volume and higher average prices during 2006.

       During 2005, production costs were higher than 2004, mainly due to the higher cost of energy and raw materials, together with the increase in maintenance and depreciation costs. Additionally, since a significant portion of our costs are related to the Chilean peso, production costs were negatively affected by the appreciation of the Chilean peso. Considering the current energy market and exchange rate expectations, we expect that 2006 production costs will be higher than in 2005.

       The following table sets forth our revenues (in millions of U.S. dollars) and the percentage accounted for by each of our product lines for each of the periods indicated:

                                                      Year ended December 31,
                                    ------------------------------------------------------------
                                         2005                  2004                   2003
                                    ---------------     ------------------    ------------------

                                    US$         %         US$         %         US$          %
                                    ---         -         ---         -         ---          -
Specialty plant nutrition          487.8        54       416.4        54       351.9         52
Iodine and derivatives             149.1        17       110.5        14        84.6         12
Lithium and derivatives             81.4         9        62.6         8        49.7          7
Industrial chemicals                74.0         8        71.2         9        73.7         11
Other products(1)                  103.7        12       114.7        15       121.0         18
                                  ------      ----      ------      ----      ------       ----
Total                              896.0       100       775.5       100       680.9        100
                                  ------      ----      ------      ----      ------       ----

-------------------
(1) Primarily imported fertilizers distributed in Chile and Mexico and potassium chloride sold to third parties.

       The following table sets forth certain financial information of the Company (in millions of U.S. dollars) for each of the periods indicated, as a percentage of revenues:


                                                             Year ended December 31,
                                           ------------------------------------------------------------
                                                 2005                  2004                   2003
                                           -----------------   ------------------    ------------------
                                             US$         %       US$         %          US$       %
                                             ---         -       ---         -          ---       -
Total revenues                             896.0      100.0      775.5     100.0      680.9     100.0
Cost of goods sold                        (652.9)     (72.9)    (597.2)    (77.0)     544.4)    (80.0)
                                          -------    -------   --------   -------    -------   -------
Gross margin                               243.1       27.1      178.3      23.0      136.5      20.0
Selling and administrative expenses        (61.9)      (6.9)     (54.5)     (7.0)     (49.5)     (7.3)
                                          -------    -------   --------   -------    -------   -------
Operating income                           181.2       20.2      123.8      16.0       87.0      12.7

Non-operating income                        16.4        1.8       20.8       2.7       18.7       2.7
Non-operating expenses                     (50.8)      (5.7)     (38.3)     (4.9)     (39.7)     (5.8)
                                          -------    -------   --------   -------    -------   -------

Income before income taxes                 146.8       16.3      106.3      13.7       66.0       9.6
Income tax                                 (32.5)      (3.6)     (27.2)     (3.5)     (16.0)     (2.3)
Minority interest                           (1.0)      (0.1)      (5.1)     (0.7)      (3.6)     (0.5)
Amortization of negative goodwill            0.2        0.0        0.2       0.0        0.4       0.1
                                          -------    -------   --------   -------    -------   -------

Net income                                 113.5       12.7       74.2       9.4       46.8       6.9
                                          -------    -------   --------   -------    -------   -------



Results of Operations - 2005 compared to 2004

       During 2005, we generated total revenues of approximately US$896.0 million, which is approximately 16% higher than the US$775.5 million recorded for the year ended December 31, 2004.

       The main factors that explain the increase in revenues and the operational variations in the different product lines are the following:

Specialty Plant Nutrition

       Revenues from sales of specialty plant nutrition products increased 17.1% to US$487.8 million in 2005 from US$416.4 million in 2004. Set forth below are sales volume data in the specified year by product category.

=============================================================================================

                                                                 2005      2004    % Change
---------------------------------------------------------------------------------------------

Sodium nitrate                                       Th. Ton       58.2       56.0     -4%
Potassium nitrate and sodium potassium nitrate       Th. Ton      695.7      710.0     -2%
Blended and other specialty plant nutrients          Th. Ton      366.2      374.0     -2%
Potassium sulfate                                    Th. Ton      178.6      158.0     13%
==============================================================================================


       The 17.1% increase in specialty plant nutrition product revenues was mainly driven by improved pricing conditions. Prices of specialty plant nutrition products increased between 15% and 25%, as compared with the previous year. The increase in prices resulted from two main factors: increased demand and the favorable pricing conditions for potassium-related fertilizers.

       Potassium nitrate and sodium potassium nitrate sales volumes were slightly lower than in the previous year. However, we increased sales volume of soluble potassium nitrate, consistent with our strategy of focusing on more profitable markets.

       The lower sales volume of blended fertilizers was mainly related to the lower sales in the Chilean market. Demand for specialty plant nutrition products continues to be strong, but our sales volume is constrained by current production capacity. SQM expects to increase its nitrate production capacity between 20% and 30% from the second half of 2007 onwards.

Iodine and iodine derivatives

       Revenues for iodine and iodine derivatives increased 34.9% to US$149.1 million in 2005 from US$110.5 million in 2004. Set forth below are sales volume data in the specified year by product category.

==============================================================================================
                                                            2005       2004     % Change
----------------------------------------------------------------------------------------------

Iodine and iodine derivates                Th. Ton          8.1        7.7         5%
===============================================================================================

       The increase in revenue is due primarily to higher prices related to growing demand combined with the high capacity utilization rates in the industry, which put an upward pressure on prices.

       The applications of iodine and iodine derivatives that contributed to a significant portion of the growth in demand are: x-ray contrast media, the utilization of iodine in the production of polarizing film, which is an important component in LCD screens and iodo-fluoride compounds used in the synthetic fiber industry.

       During 2005, SQM increased its volume sales in proportion to the market's growth, which allowed SQM to preserve its market share at approximately 30%.

       On average, prices for iodine increased by approximately US$4.00 per kilogram as compared with the previous year. Considering the tight supply situation, we believe that these positive pricing trends will continue during 2006.

       In January 2006, SQM acquired the iodine and iodine derivatives business of the Dutch company DSM N.V., or DSM. The transaction included the iodine and iodine derivatives facilities and the mining reserves located in northern Chile. Additionally, SQM acquired DSM's iodine and iodine derivatives commercial operations in Europe. Currently, DSM's iodine production capacity is approximately 2.2 th. metric tons per year.

       This acquisition will provide SQM with logistics, commercial and productive synergies and reflects SQM's commitment to the development and strengthening of its core businesses and its strategy to be a long-term reliable iodine supplier.

       The agreement involved a base payment of US$72.0 million plus all the cash, accounts receivable and final product inventories minus the total liabilities of the Chilean and Dutch companies involved in the transaction.

Lithium and lithium derivatives

       Revenues for lithium and lithium derivatives increased 29.9% to US$81.4 million in 2005 from US$62.6 million in 2004. Set forth below are sales volume data in the specified year by product category.

==============================================================================================
                                                            2005       2004     % Change
----------------------------------------------------------------------------------------------

Lithium carbonate and derivates          Th. Ton            27.8       30.6       -9%
===============================================================================================

       The increase in revenues in this business line was mainly due to better price conditions. The strong demand during the last few years, with a growth of approximately 5% during 2005, positively affected pricing conditions and we expect this trend to continue.

       During 2005 the most important applications driving market growth were batteries, greases and frits. Regarding lithium-ion batteries, during 2004 certain producers overstocked, leading to a lower demand at the beginning of 2005. This situation was reversed during the first half of 2005.

       The lower sales volume during 2005 was due to production capacity constraints. Current production capacity is approximately 28.5 th. metric tons per year. SQM expects to increase its lithium carbonate production capacity from 2008 onwards.

       Demand continued to increase for lithium hydroxide. Our new lithium hydroxide plant has a total capacity to satisfy approximately 50% of that market.

Industrial Chemicals

       Revenues for industrial chemicals increased 3.9% to US$74.0 million in 2005 from US$71.2 million in 2004. Set forth below are sales volume data in the specified year by product category.


==============================================================================================
                                                            2005       2004     % Change
----------------------------------------------------------------------------------------------

Industrial nitrates                    Th. Ton              176.3      190.0        -7
Boric acid                             Th. Ton                6.3        5.9         7%
===============================================================================================

       The slight increase in revenues from sales of industrial chemicals was mainly due to a continued increase in prices for most of our industrial products, which more than offset lower sales volumes during this period.

       Industrial nitrates saw a reduction in sales volume in 2005, mainly due to lower demand for potassium nitrate from the CRT industry (TV screens). In spite of a 4% decrease in volume, the increased price for industrial nitrates led to higher revenues in this product line.

Other Products

       Potassium chloride

       Revenues from sales of potassium chloride decreased 11.6% to US$32.4 million in 2005 from US$36.7 million in 2004. Set forth below are sales volume data in the specified year by product category.


=============================================================================
                                           2005       2004     % Change
-----------------------------------------------------------------------------
Potassium chloride         Th. Ton         128.7       210.4       -39%
==============================================================================


       Lower revenues from potassium chloride are mainly due to the acquisition of PCS Yumbes S.C.M. (today, SQM Industrial S.A.) at the end of 2004, which led to a decrease in third party sales of potassium chloride and an increase in internal consumption for the production of potassium nitrate.

       We plan to continue using potassium chloride internally for the production of potassium nitrate.

       Other commodity fertilizers

       Sales of other commodity fertilizers decreased to US$71.3 million in 2005 from US$78.0 million in 2004.

       The 2005 results of SQM's subsidiary in charge of the trading of special plant nutrients and commodity fertilizer in Chile were negatively affected by lower sales volumes and lower margins than in 2004. The continuous rains that affected the fertilizer season in Chile and the high inventory of commodity fertilizers put a downward pressure, significantly affecting its trading margins.

Production Costs

       Production costs during 2005 were higher than 2004, mainly in iodine and nitrate production. The main factors that affected the production costs were the following:

       o  higher energy and raw materials costs;

       o  less favorable exchange rates; and

       o  maintenance and depreciation cost increase.

Gross Profit

       As a result of the factors described above, gross profit increased 36.3% to US$243.1 million in 2005 from US$178.3 million in 2004.

Selling and Administrative Expenses

       Selling and administrative expenses reached US$61.9 million (6.9% of revenues) during 2005 compared to US$54.5 million (7% of revenues) recorded during 2004.

Operating Income

       As a result of the factors described above, operating income increased 46.3% to US$181.2 million in 2005 from US$123.8 million in 2004.

Non-Operating Income and Expenses

       For 2005, net non-operating expenses amounted to US$34.4 million, compared to US$17.5 million during 2004. The main changes in non-operating income and expenses were due to the following:

       o During 2004, SQM sold its 14.05% stake in Empresas Melon S.A., or Empresas Melon, at a public auction carried out in the Santiago Stock Exchange on August 18, 2004. The transaction resulted in a before-tax profit of approximately US$8.2 million.

       o The income derived from the investments in related companies decreased to US$2.6 million in the year 2005 from US$4.5 million during 2004 (including Empresas Melon).

       o Net financial expenses, including capitalized interest, reached US$16.3 million during 2005, lower than the US$16.8 million reached during 2004.

       o During 2005 there were exchange losses of approximately US$3.8 million compared to approximately US$0.5 million during 2004. This was due to the Chilean peso exchange rate and Euro exchange rate.

       o Other losses were approximately US$4.0 million greater in 2005 than those of 2004, including write-off of investments, amortization of goodwill and others.

Income Taxes

       In 2005, income taxes were US$32.5 million, resulting in an effective consolidated tax rate of 22.1%, compared to income taxes of US$27.2 million and an effective consolidated tax rate of 25.6% in 2004. In accordance with Chilean law, SQM and each of its Chilean subsidiaries compute and pay taxes on an individual basis, not on a consolidated basis. We had tax loss carry-forwards of US$232.6 million at December 31, 2005, the majority of which have no expiration dates and are expected to be utilized in the future.

       The corporate income tax rate in Chile was 17% for 2005 and 2004.

       The 19.5% increase in income taxes is mainly due to the increase in our taxable income.

       For a more detailed analysis of the Company's income and deferred taxes see Note 14 to the Consolidated Financial Statements.

Results of Operations - 2004 compared to 2003

       During 2004, we generated total revenues of US$775.5 million, which is approximately 14% higher than the US$680.9 million generated in 2003.

       The main factors that explain the increase in revenues and the operational variations in the different product lines are the following:

Specialty Plant Nutrition

       Revenues from sales of specialty plant nutrition products increased 18% to US$416.4 million in 2004 from US$351.9 million in 2003. Set forth below are sales volume data in the specified year by product category for each year.

=================================================================================================
                                                                 2004       2003      % Change
-------------------------------------------------------------------------------------------------
Sodium nitrate                                      Th. Ton       56.0       62.5        10%
Potassium nitrate and sodium potassium nitrate      Th. Ton      710.0      696.5         2%
Blended and other specialty plant nutrients((1))    Th. Ton      374.0      377.1        -1%
Potassium sulfate                                   Th. Ton      158.0      143.2        10%
=================================================================================================

-----------------
(1) Includes resales of purchased products.

       The increase in specialty plant nutrition product revenues was mainly driven by a different product mix, our strategy to focus in markets that offer higher returns, and generally improved pricing conditions in the market.

       The increase in prices is the result of mainly two factors: strong demand, which for the last five years has led to our annual growth of approximately 7%, and tight supply conditions.

       Changes in sales volume of our specialty plant nutrition products were due to the following:

       o The increase in potassium-related plant nutrients reflects an increase in shipments to Europe, North America and Latin America, especially to Brazil, which was partially offset by lower volumes delivered to China. The decrease in shipments to China was the result of our decision, facing a tight supply, to focus on markets with higher returns.

       o The increase in sales of blended and other specialty plant nutrition products reflects an overall increase in market demand.

       o The increase in potassium sulfate shipments was due to our ability to produce greater quantities and thereby keep pace with growing market demand.

Iodine and derivatives

       Revenues from sales of iodine and derivatives increased 30.7% to US$110.5 million in 2004 from US$84.6 million in 2003. Set forth below are sales volume data for each specified year.

==============================================================================================================
                                                           2004                2003             % Change
--------------------------------------------------------------------------------------------------------------
Iodine and derivatives                  Th. Ton              7.7                 6.6                 17%
==============================================================================================================


       The increase both in revenues and sales volume was mainly due to the following:

       o Sales of iodine to the x-ray contrast media, biocides and pharmaceutical markets on average experienced growth of approximately 7%.

       o We increased sales to the Chinese markets, mainly to the pharmaceutical and disinfectant industries.

       o We increased our sales of iodine for use in LCD screens, a relatively new development in iodine applications. Iodine usage in this market increased by approximately 50% in 2004.

       During 2004, we slightly increased our market share of iodine and derivatives and expanded our iodine production capacity.

       Full year average prices for iodine, excluding iodine salts that react somewhat more slowly to iodine pricing, increased by approximately US$1.90 per kilogram, or approximately 14%.

Lithium and derivatives

         Revenues from sales of lithium and derivatives increased 26.0% to US$62.6 million in 2004 from US$49.7 in 2003. Set forth below are sales volume data for each specified year.

===============================================================================================================
                                                           2004                2003              % Change
---------------------------------------------------------------------------------------------------------------
Lithium carbonate and derivatives       Th. Ton              30.6                27.4                12%
===============================================================================================================

       The increase both in revenues and sales volume was mainly due to the following:

       o The increase in revenues in 2004 was mainly due to a strong increase in sales to the lithium ion battery market, continuing the trend of the previous two years. Lithium carbonate sales in this market accounted for approximately 20% of volume sales.

       o Other important lithium carbonate markets were the Asia-Pacific markets, where uses related to infrastructure growth, such as glass, frits and air conditioning, have been growing faster than the world economy as a whole.

       o Our lithium hydroxide sales grew in volume by approximately 20% during 2004, as a consequence of the increased global demand for lithium-based lubricating greases.

       o Prices also improved in 2004. The average increase in lithium carbonate sales prices was approximately 8% during 2004. Similarly, lithium hydroxide sales prices increased by approximately 10% during the year 2004.

Industrial Chemicals

       Revenues from sales of industrial chemicals decreased by 3.4% to US$71.2 million in 2004 from US$73.7 million in 2003. Set forth below are sales volume data by product category.

===============================================================================================================
                                                          2004                2003              % Change
---------------------------------------------------------------------------------------------------------------
Industrial nitrates                     Th. Ton           190.0               193.2                -2%
Boric acid                              Th. Ton             5.9                10.7               -45%
===============================================================================================================

       The decrease in revenues from sales of industrial chemicals in 2004 was mainly due to the following:

       o Industrial nitrates saw a reduction in sales volumes, mainly in Asia, due to high logistical costs and low prices. Despite a 2% decrease in volumes of industrial nitrates, an increase by approximately 10% in industrial nitrates prices allowed us to obtain higher revenues for this product.

       o The significant decrease in boric acid sales was due to lower production. Prices for this product line have increased on average by approximately 7% due to increased demand for raw materials in the pulp and paper and detergent industries.

       o World demand for industrial chemicals grew at a moderate pace of 2%, mainly driven by increased mining activity and infrastructure development.

Other Products

       Revenues from other products were US$114.7 million, including US$37.2 million from potassium chloride and US$77.5 million from commodity fertilizers. In 2004, total revenues from other products decreased 5.2% from US$121.0 million in 2003. Potassium chloride revenues decreased by 7.1% to US$37.2 million in 2004 from US$40.0 million in 2003. Set forth below are sales volume data for each specified year.

===============================================================================================================
                                                          2004                2003              % Change
---------------------------------------------------------------------------------------------------------------
Potassium Chloride                      Th. Ton           210.4               284.1               -26%
===============================================================================================================

       The decrease in potassium chloride sales volume was mainly due to the following:

       o As sales of potassium chloride are directly related to its consumption as raw material in the production of potassium nitrate, the 26% decrease in third party sales volumes was mainly due to the increase in its use in potassium nitrate production. The significant increase in prices partially offset this decrease.

       Sales of commodity fertilizers remained relatively constant during 2004, reaching US$77.5 million compared to the US$81.0 million in 2003.

Cost of Sales

       Cost of sales during 2004 was approximately US$597.2 million, an increase of 9.7% compared to the US$544.4 million recorded during 2003. Cost of sales consists primarily of production related expenses, depreciation, raw material costs, logistics expenses and the cost of imported fertilizers and blends used both for resale and in the production of other products. As a percentage of revenues, cost of sales was 77.0% in the year 2004 compared to 80.0% in 2003.

       The higher cost of sales in 2004 reflects the increased trading of commodity and specialty plant nutrients as well as the trading of lithium hydroxide.

       The main factors affecting our cost of sales were the following:

       o logistics costs increased by approximately 15% due to a worldwide low shipping capacity in the world and higher oil prices;

       o the Chilean peso strengthened against the U.S. dollar by approximately 13% on average (calculated as the percentage change between the average exchange rates for the years 2004 and 2003), thereby increasing the U.S. dollar amount of our costs denominated in Chilean pesos, mainly salaries and certain local contracts; and

       o natural gas shortages, extending through a period of approximately six weeks in 2004, increased our operation costs because we had to replace the natural gas with higher cost diesel.

Gross Profit

       As a result of the factors described above, gross profit increased 30.6% to US$178.3 million in 2004 from US$136.5 million in 2003.

Selling and Administrative Expenses

       Selling and administrative expenses, or SG&A, were US$54.5 million (7.0% of revenues) in 2004 compared to US$49.5 million (7.3% of revenues) in 2003. The decrease of SG&A as a percentage of sales corresponds to our efforts to optimize the use of our sales affiliates, especially those acquired during 2003, SQM Comercial de Mexico S.A. de C.V. and Mineag SQM Africa (PTY) Ltd.

Operating Income

       As a result of the factors described above, operating income increased 42.3% to US$123.8 million in 2004 from US$87.0 million in 2003.

Non-Operating Income and Expenses

       During 2004, we had net non-operating expenses of US$17.5 million, compared to US$21.0 million during 2003. The main reasons for this reduction in non-operating expenses were:

       o On August 18, 2004, we sold our 14.05% stake in Empresas Melon at a public auction carried out on the Santiago Stock Exchange. We recorded a before-tax profit of approximately US$8.2 million. This non-core asset had been held by us since 1998 when we sold our cement project to Empresas Melon. The sale of our investment in Empresas Melon is consistent with our strategy to focus on our core businesses.

       o Net financial expenses decreased from US$21.0 million in 2003 to US$16.8 million in 2004. The Company reduced its net financial debt by approximately US$106.4 million, partly with the proceeds from the sale of our stake in Empresas Melon.

       o Partially offsetting the positive effects of the foregoing, during 2003 we recorded exchange gains of approximately US$6.6 million, whereas during 2004 we recorded exchange losses of approximately US$0.5 million.

Income Taxes

       In 2004 income taxes were US$27.2 million, resulting in an effective consolidated tax rate of 25.6%, compared to income taxes of US$16.0 million and an effective consolidated tax rate of 24.2% in 2003. In accordance with Chilean law, SQM and each of its Chilean subsidiaries compute and pay taxes on an individual basis, not on a consolidated basis. We had tax loss carry-forwards of US$225.6 million at December 31, 2004, the majority of which have no expiration dates and are expected to be utilized in the future.

       The corporate income tax rate in Chile was 17% and 16.5% for 2004 and 2003, respectively.

       The 71% increase in income taxes is mainly due to the increase in our taxable income.

       For a more detailed analysis of the Company's income and deferred taxes see Note 14 to the Consolidated Financial Statements.

Foreign Exchange Rates

       We transact a significant portion of our business in U.S. dollars, and the U.S. dollar is the currency of the primary economic environment in which we operate and our functional currency for financial statement reporting purposes. A significant portion of our operating costs is related to the Chilean peso, therefore an increase or decrease in the exchange rate between the Chilean peso and the U.S. dollar affects our costs of production. Additionally, as an international company operating in Chile and several other countries, we transact a portion of our business and have assets and liabilities in Chilean pesos and other non-dollar currencies, such as the Euro, the South African Rand and the Mexican Peso. As a result, fluctuations in the exchange rate of such local currencies to the U.S. dollar affect our financial condition and results of operations.

Liquidity and Capital Resources

       We operate a capital-intensive business that requires significant investments in revenue-producing assets. Our growth strategy has included the purchase of production facilities and equipment and has also entailed the improvement and expansion of existing facilities. Funds for capital expenditures and working capital requirements have been obtained from net cash provided by operating activities, corporate borrowing under credit facilities, issuance of debt securities and increases in capital.

       The current ratio (current assets divided by current liabilities) decreased from 4.5 as of December 31, 2004 to 1.7 as of December 31, 2005, primarily due to an increase in short-term borrowings and the reclassification from long-term to short-term of the US$200 million debt to be repaid in September 2006.

       As of December 31, 2005, we had total debt (short-term borrowings, current portion of long-term bank debt and long-term bank debt) of US$389.9 million, as compared to total debt of US$210.6 million as of December 31, 2004. Of the total debt of US$389.9 million at December 31, 2005, US$289.9 million was short-term debt plus the current portion of long-term bank debt. All of our long-term bank debt (including the current portion) as of December 31, 2005 was denominated in U.S. dollars. The following table sets forth the maturities of our long-term bank debt as of December 31, 2005:

               Years                                   Amount
                                                 (millions of US$)
               2006                                    200.0
               2010                                    100.0

       We borrowed US$200 million in September 1996, which is due in September 2006 and bears interest at a fixed rate of 7.7%. We plan to use the proceeds from the sale of the Notes to make this payment.

       In February 2005, our Aruban wholly-owned subsidiary, Royal Seed Trading Corporation A.V.V., entered into a loan agreement with Banco BBVA to refinance future debt maturities and part of the capital expenditures program. The 5-year loan is for US$100 million and bears interest at an initial rate of Libor + 0.325%. SQM is guarantor of the borrower's obligations under the loan agreement. The financial covenants include: (i) minimum net worth, (ii) limitation on net financial debt to EBITDA ratio on a consolidated basis, and (iii) limitation on interest indebtedness of operating subsidiaries.

         In January 2006 we issued a Chilean bond for a nominal amount of UF3 million (approximately US$102.6 million), due 2026, amortizing on a semi-annual basis from year 2 onwards. The principal and interest payable on the bond are fully hedged in U.S. dollars for both principal and interest (approximately 5.4%). The financial covenants include: (i) limitation on the ratio of total liabilities to equity (including minority interest) on a consolidated basis, and
(ii) limitation on the ratio of total liabilities to equity (including minority interest) on an individual basis.

       We believe that the terms and conditions of our debt agreements are standard and customary and that we are in compliance in all material respects with such terms and conditions.

       As of December 31, 2005, we had US$147.1 million of cash and cash equivalents, including marketable securities. In addition, as of December 31, 2005, we had unused uncommitted credit lines amounting to approximately US$469 million.

       Shareholders' equity increased from US$948.6 million in 2004 to US$1,020.4 million in 2005. Our ratio of total liabilities to equity (including minority interest) increased from 0.38:1 in December 31, 2004 to 0.55:1 in December 31, 2005 due to the increase in our consolidated debt.

       Our capital expenditures in 2005, defined as net cash used in investing activities, amounted to US$190 million (not including the Dubai acquisition described in "Business-Capital Expenditure Program").

       For 2006, we expect total capital expenditures of approximately US$210 million, plus the acquisition of DSM's iodine business for US$72.0 million. We have currently budgeted capital expenditures of a total of US$260 million for 2007 and 2008 that can be increased depending on market conditions.

       Our other major use of funds is the payment of dividends. Our current dividend policy, as adopted by the shareholders' meeting, is to pay 65% of our net income for each fiscal year in dividends. Under Chilean law, the minimum dividend payout is 30% of net income for each fiscal year.

       We intend to finance our capital expenditure plans and our dividend primarily from our internally-generated cash flows, which we define as net income plus depreciation, and from the Chilean bond issuance of January 2006. For 2005, our internally-generated cash flows, defined as net income for the year plus depreciation expenses, were US$183.6 million.

Off-Balance Sheet Arrangements

       We have not entered into any transactions with unconsolidated entities whereby we have financial guarantees, retained or contingent interests in transferred assets, derivative instruments or other contingent arrangements that would expose us to material continuing risks, contingent liabilities, or any other obligation arising out of a variable interest in an unconsolidated entity that provides financing, liquidity, market risk or credit risk support to us or that engages in leasing, hedging or research and development services with us.

Critical Accounting Policies

       Critical accounting policies are defined as those that are reflective of significant judgments and uncertainties, which would potentially result in materially different results under different assumptions and conditions.

       We believe that our critical accounting policies applied in the preparation of our Chilean GAAP financial statements are limited to those described below. It should be noted that in many cases, Chilean GAAP specifically dictates the accounting treatment of a particular transaction, with no need for management's judgment in their application. There are also areas in which management's judgment in selecting available alternatives would not produce materially different results. For a summary of significant accounting policies and methods used in the preparation of the financial statements, see
Note 2 to the Consolidated Financial Statements.

Allowance for doubtful accounts

       We maintain allowances for doubtful accounts for estimated losses resulting from the assessed inability of our customers to make required payments. If the financial condition of our customers were to deteriorate unexpectedly, impacting their ability to make payments, additional allowances may be required. We routinely review the financial condition of our customers and make assessments of collectibility.

Income and deferred taxes

       SQM and each of its subsidiaries computes and pays tax on a separate basis, except for the U.S. subsidiaries that prepare consolidated income tax returns. We estimate our tax exposure and assess temporary differences resulting from differing treatment of items, such as depreciation, for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are reflected in our consolidated balance sheet.

       We then assess the likelihood that our deferred tax assets will be recovered from future taxable income. To the extent we believe that recovery is unlikely, we establish a valuation allowance. Revisions to the estimated realizable value of deferred tax assets or estimated average reversal periods of contra assets or liabilities could cause the provision for income taxes to vary significantly from period to period.

Inventories

       Inventories of finished products and work in process are valued at average production cost. Raw materials and products acquired from third parties are stated at average cost and materials-in-transit are valued at cost. We regularly review inventory for potential obsolescence and record relevant allowance for obsolescence so that carrying values do not exceed net realizable values.

Staff severance indemnities

       We have significant benefit plan liabilities that are recorded based on actuarial valuations. Inherent in these valuations are key assumptions, including discount rates and expected returns on plan assets. We consider current market conditions, including changes in interest rates, in making these assumptions. Changes in the related benefit plan liabilities may occur in the future due to changes resulting from fluctuations in our related headcount or to changes in the assumptions.

Units of production method of amortization of mine development costs

       We amortize mine development costs using units-of-production method based on the total proven and probable reserves. Determining the amount of proven and probable reserves requires us to make significant estimates based on geological studies. If our estimates of proven and probable reserves were to change, this would directly impact the amount of amortization of the mine development costs.

Impairment of Goodwill

       Under Chilean GAAP, goodwill should be reviewed for impairment when events or circumstances, such as recurrent losses for two or more periods, indicate a possible inability to realize the carrying amount. The first part of the test is a comparison, at the cash-generating unit level, of the fair value of each cash-generating reporting unit to its carrying amount, including goodwill. If the fair value is less than the carrying value, then the second part of the test is needed to measure the amount of potential goodwill impairment. The implied fair value of the cash-generating reporting unit goodwill is calculated and compared to the carrying amount of goodwill recorded in the Company's financial records. If the carrying value of reporting unit goodwill exceeds the implied fair value of that goodwill, then we would recognize an impairment loss in the amount of the difference, which would be recorded as a charge against net income.

       The fair values of the cash-generating reporting units are determined using discounted cash flow models based on each reporting unit's internal forecasts.

       The impairment analysis requires management to make subjective judgments concerning estimates of how the assets will perform in the future using a discounted cash flow analysis. Additionally, estimated cash flows may extend beyond ten years and, by their nature, are difficult to determine. Events and factors that may significantly affect the estimates include, among others, competitive forces, customer behavior and attrition, changes in revenue growth trends, cost structures and technology and changes in interest rates and specific industry or market sector conditions.

Accounting Changes

       Up to December 31, 2004, the financial statements of our subsidiary Fertilizantes Naturales S.A. were consolidated, given that we effectively controlled this subsidiary (due to our right to manage this subsidiary's financial and operating policies). Beginning on January 1, 2005, we no longer control this subsidiary and therefore the aforementioned subsidiary has been excluded from consolidation in accordance with letters a) to d) of No.6 in Attachment 1 to Technical Bulletin No. 72 issued by the Chilean Association of Accountants.

       During 2005, we changed the discount rate for the determination of staff severance indemnities from 9% to 8% using the accrued cost of benefit method. This change gave rise to a higher charge to income of US$678,000.

       During the year ended December 31, 2005, our subsidiary SQM Industrial S.A. changed the method of depreciation of certain assets from the unit of production to the straight-line method based on the estimated remaining technical useful lives of the different classes of assets.

       Until June 30, 2004 the financial statements of the subsidiary SQM Lithium Specialties LLP were not consolidated because this subsidiary was in development stage. Starting July 1, 2004, SQM Lithium Specialties LLP began operating; therefore, we have consolidated this subsidiary in the financial statements as of December 31, 2004 and 2005.

                                    BUSINESS

Business Overview

       We believe we are the world's largest integrated producers of potassium nitrate, iodine and lithium carbonate. We also produce other specialty plant nutrition products, iodine and lithium derivatives, and certain industrial chemicals, including industrial nitrates. Our products are sold in over 100 countries through our worldwide distribution network and we generate approximately 82% of our revenues from exports to countries outside Chile. Our products are mainly derived from mineral deposits found in the first and second regions of northern Chile, where we mine and process caliche ore and brine deposits. The caliche ore in northern Chile contains the largest known nitrate and iodine deposits in the world and is the world's only commercially exploited source of natural nitrates. The brine deposits of the Atacama Salar, a salt-encrusted depression within the Atacama Desert in northern Chile, contain high concentrations of lithium and potassium as well as significant concentrations of sulfate and boron.

       From our caliche ore deposits, we produce a wide range of nitrate-based products, used for specialty plant nutrition and industrial applications, as well as iodine and iodine derivatives. At the Atacama Salar, we extract brines rich in potassium, lithium and boron, and produce potassium chloride, potassium sulfate, lithium solutions, boric acid and bischofite. We produce lithium carbonate and lithium hydroxide at a plant near the city of Antofagasta, Chile, from the solutions brought from the Atacama Salar. We market all these products through an established worldwide distribution network.

       Our products are divided into five main categories: specialty plant nutrition, iodine and derivatives, lithium and derivatives, industrial chemicals and other products. Specialty plant nutrition is comprised of specialty plant nutrition products that are fertilizers having certain characteristics that enable farmers to improve yields and quality of certain crops. Iodine, lithium and their derivatives are used in human nutrition, pharmaceuticals and other industrial applications. Specifically, iodine and its derivatives are mainly used in x-ray contrast media and biocides industries and a growing application is in the production of polarizing film, which is an important component in LCD screens, and lithium and its derivatives are mainly used in batteries, greases and frits for production of ceramics. Industrial chemicals have a wide range of applications in certain chemical processes such as the manufacturing of glass, explosives and ceramics. Other products include potassium chloride and other commodity fertilizers that are bought from third parties and sold mostly in Chile and Mexico.

       For the year ended December 31, 2005, we had revenues of approximately US$896.0 million, operating income of approximately US$181.2 million, and net income of approximately US$113.5 million.

       During 2005, specialty plant nutrition products accounted for approximately 54% of our revenues, iodine and iodine derivatives accounted for approximately 17%, lithium carbonate and lithium derivatives accounted for approximately 9%, industrial chemicals (industrial grade nitrates and boric acid) accounted for approximately 8%, and other products (mainly imported fertilizers distributed in Chile and Mexico, and potassium chloride sold to third parties) accounted for approximately 12%.

       The following table sets forth the percentage breakdown of our revenues in the 2003-2005 period according to our product lines:

                                           2005        2004      2003
                                        -------      ------    ------
          Specialty Plant Nutrition        54%         54%       52%
          Iodine and derivatives           17%         14%       12%
          Lithium and derivatives           9%          8%        7%
          Industrial Chemicals              8%          9%       11%
          Other Products                   12%         15%       18%
                                        -------------------------------------
                                          100%        100%       100%

Business Strategy

       Our general business strategy is to:

     (1) participate in businesses where we are or we believe will be a cost leader supported by strong fundamentals;

     (2) differentiate ourselves from commodity producers by manufacturing, marketing and distributing specialty products that sell at high value;

     (3) continually increase the efficiency of our production processes and reduce costs in order to increase our productivity;

     (4) maintain leadership in our principal business areas - specialty plant nutrition, iodine and lithium - in terms of installed capacity, production costs, pricing and development of new products; and

     (5)  vertically integrate towards more value added products.

       We have identified market demand in each of our major product lines, both within our existing customer base and in new markets, for existing products and for additional products that can be extracted from our natural resources. In order to take advantage of these opportunities, we have developed a specific strategy for each of our product lines, as set forth below:

Specialty Plant Nutrition

       Our strategy in our specialty plant nutrition business is to (i) continue expanding our sales of natural nitrates by continuing to exploit the advantages of our products over commodity nitrates and ammonia-based nitrogen and potassium chloride fertilizers; (ii) increase our sales of higher margin specialty plant nutrition products based on natural nitrates, particularly soluble potassium nitrate and NPK-soluble blends; (iii) pursue investment opportunities in complementary businesses to increase production, reduce costs and add value to and improve the marketing of our products; (iv) emphasize development of locally produced new specialty nutrient blends and customized products intended to meet local specific customer needs in all of our principal markets; (v) focus more on the soluble and foliar plant nutrient market in order to establish a leadership position; (vi) further develop our global distribution and marketing system directly and through strategic alliances with other producers and global or local distributors; and (vii) reduce our production costs through improved processes and higher labor productivity so as to compete more effectively.

Iodine

       Our strategy in our iodine business is to (i) maintain our leadership in the iodine market by encouraging demand growth and expanding our production capacity in line with the demand growth; (ii) develop new iodine derivatives and participate in the iodine recycling projects; and (iii) reduce our production costs through improved processes and higher labor productivity so as to compete more effectively.

Lithium

       Our strategy in our lithium business is to (i) maintain our leadership in the lithium industry as the largest producer and distributor of lithium carbonate and lithium hydroxide; (ii) selectively pursue downstream opportunities in the lithium derivatives business; and (iii) reduce our production costs through improved processes and higher labor productivity so as to compete more effectively.

Industrial Chemicals

       Our strategy in our industrial chemical business is to (i) maintain our leadership position in sodium nitrate and potassium nitrate; (ii) develop new industrial markets for our current products; (iii) focus our sales of boric acid in industrial niche markets; and (iv) reduce our production costs through improved processes and higher labor productivity so as to compete more effectively.

New Business Ventures

       From time to time we evaluate opportunities to expand our business, both within and outside Chile, and we expect to continue to do so in the future. We may decide to acquire part or all of the equity of, or undertake joint ventures or other transactions with, other companies involved in our businesses or in other businesses.

Capital Expenditure Program

       We have developed a capital expenditure program calling for investments totaling approximately US$660 million (not including acquisitions) between 2005-2008 of which approximately US$190 million was spent in 2005. The main purpose of our capital expenditure program is to increase production capacity of iodine by approximately 25% (without giving effect to the DSM iodine business acquisition), natural nitrates by approximately 25%, and lithium carbonate by more than 30%. Depending on market conditions, the capital expenditure program may be increased during 2007 and 2008 by up to a total of approximately US$140 million to further expand capacity.

       Most of our expansion capital expenditure program requires environmental approval after completion of environmental impact studies. We currently have under consideration with the environmental authorities environmental impact studies for production capacity increases at the Atacama Salar and Nueva Victoria.

       Capital expenditures for 2005 were approximately US$190 million (not including the Dubai acquisition described below) primarily for (i) iodine production increases at the Nueva Victoria facility, a project that we expect to put online during the first half of 2006; (ii) a new granular and prilling facility located at Coya Sur, which will allow us to replace the old Pedro de Valdivia facility, to increase capacity, improve quality and develop new products; (iii) the purchase, replacement and upgrade of mining equipment, reflecting our decision to operate with new equipment in order to lower our maintenance costs in the future and to increase capacity; (iv) a new lithium hydroxide facility located at Salar del Carmen near our lithium carbonate facility; (v) the completion of the capacity increase at our lithium carbonate facility; (vi) the initial investment in the Maria Elena project oriented to replace our current crushing facilities and to develop a new mining area; and
(vii) various projects designed to maintain capacity, increase yields and lower costs. Additionally during 2005, we bought a urea-phosphate facility in Dubai for approximately US$9.3 million to expand our product offering of specialty plant nutrition in the Middle East.

       For 2006, we have budgeted total capital expenditures of approximately US$210 million (not including the DSM iodine business acquisition described below) primarily for (i) the completion of the Maria Elena project described above; (ii) the initial investment in a potassium nitrate production facility at Nueva Victoria; (iii) the completion of the granular and prilling facility located at Coya Sur; (iv) a new drying facility for soluble potassium nitrate at Coya Sur; (v) the development of new mining areas at Pedro de Valdivia; and (vi) various projects designed to maintain capacity, increase yields and lower costs, and to develop new NPK, soluble blending facilities. Additionally, we bought the iodine business of DSM for approximately US$72.0 million in January 2006.

       For 2007 and 2008, we estimate total capital expenditures of approximately US$260 million, which can be increased depending on market conditions, primarily for (i) the increase in lithium carbonate production capacity at the Atacama Salar; (ii) the completion of the potassium nitrate production facility at Nueva Victoria; (iii) the upgrade of our railroad system to handle expanded capacity; (iv) the replacement of the iodine facilities at Maria Elena to improve technology in order to lower costs and increase yields; and (v) various projects designed to maintain capacity, increase yields and lower costs, and to develop new NPK-soluble blending facilities.

Company History

       We were formed in 1968 through a joint venture between Compania Salitrera Anglo Lautaro S.A. ("Anglo Lautaro") and Corporacion de Fomento de la Produccion ("Corfo"), a Chilean state-owned development corporation. Three years after our formation, in 1971, Anglo Lautaro sold all of its shares to Corfo and we were wholly owned by the Chilean Government until 1983. In 1983, Corfo began a process of privatization by selling our shares to the public and subsequently listing such shares on the Santiago Stock Exchange. By 1988, all of our shares were publicly owned. Our Series B ADRs have traded on the NYSE under the ticker symbol "SQM" since 1993 and our Series A ADRs haved traded on the NYSE under the ticker symbol "SQM-A" since 1999.

       Our market capitalization as of December 31, 2005 was US$2.87 billion.

Our Products

Specialty Plant Nutrition

       We believe we are the world's largest producers of potassium nitrate. We also produce the following specialty plant nutrition: sodium nitrate, potassium nitrate, sodium potassium nitrate, potassium sulfate and specialty blends (containing various combinations of nitrogen, phosphate and potassium and generally known as "NPK blends"). These specialty plant nutrition products have particular characteristics that increase productivity and enhance quality when used on certain crops and soils. Additionally, these plant nutrients are well suited for high-yield agricultural techniques such as hydroponics, fertigation, greenhousing and foliar applications. High value crop farmers are prompted to invest in specialty plant nutrition products due to their technical advantages over commodity fertilizers (such as urea and potassium chloride), which in turn translate into products and crops with higher yields and added quality. Our specialty plant nutrition products provide significant advantages for certain applications over commodity-based nitrogen and potassium fertilizers, such as urea and potassium chloride.

       In particular, our products:

       o are fully water soluble, allowing their use in hydroponics, fertigation, foliar applications and other advanced agricultural techniques;

       o are absorbed more rapidly by plants because they do not require nitrification like ammonia-based fertilizers;

       o  are free of chlorine content, reducing the risk of scorching roots;

       o do not release hydrogen after application, avoiding increased soil acidity;

       o possess trace elements, which promote disease resistance in plants and have other beneficial effects;

       o are more attractive to customers who prefer products of natural origin; and

       o are more efficient than commodity fertilizers because they deliver more plant nutrients per unit of nutrient applied.

       In 2005, our revenues from specialty plant nutrition products were approximately US$487.8 million, representing approximately 54% of our total revenues for that year.

       Specialty Plant Nutrition: the Market
       -------------------------------------

       The target market for our specialty plant nutrition products are high value crops such as fruits, vegetables and crops raised using modern agricultural techniques. Since 1990, the international market for specialty plant nutrition has grown at a substantially faster rate than the international market for commodity-type fertilizers. This is mostly due to (i) the application of new agricultural technologies such as fertigation and hydroponics and the increased use of greenhousing; (ii) the increase in the cost of land, which has forced farmers to improve their yields; (iii) the scarcity of water; (iv) the increase in consumption of vegetables per capita; and (v) the increasing demand for higher quality crops.

       Worldwide scarcity of water forces farmers to develop new agricultural techniques such as fertigation that minimize the water requirements. These applications require fully water soluble plant nutrients.

       Increasing land costs near urban centers also force farmers to maximize their yields per surface area. Specialty plant nutrition products, when applied to certain crops, help to increase productivity for various reasons. In particular, since our nitrate-based specialty plant nutrition products provide nitrogen in nitric form, as opposed to in ammonium form as urea provides, they are absorbed faster by the crops. Crops absorb nitrogen in nitric form; thus nitrogen in ammonium form has to be first converted to nitric form in the soil. This process is not immediate and releases hydrogen into the soil, increasing soil acidity, which in most cases is harmful to the soil and the crops. Nitric nitrogen application facilitates a more efficient application of nutrients to the plant, thereby increasing the crops yield and improving its quality.

       Our potassium-based specialty plant nutrition products are chlorine free, unlike potassium chloride, which is the most commonly used potassium-based commodity fertilizer. In certain crops, chlorine has negative effects, which translate into lower yields and quality.

       The principal agricultural applications of sodium nitrate, potassium nitrate, potassium sulfate and sodium potassium nitrate plant nutrients are: tobacco, coffee, vegetables, fruits, horticulture, sugar beet, cotton and other high value crops.

       Specialty Plant Nutrition: Our Products
       ---------------------------------------

       Potassium nitrate, sodium potassium nitrate and specialty blends are higher-margin products derived from, or consisting of, sodium nitrate, all of which are produced in crystallized or prilled form. Specialty blends are produced using our own specialty plant nutrition and other components at blending plants operated by the Company or its affiliates and related companies in Chile, the United States, Mexico, the United Arab Emirates, Belgium, Holland, South Africa, Turkey and Egypt.

       The following table sets forth our sales volumes for each specified year and the revenues of specialty plant nutrition fertilizer products during the 2001-2005 period.

Sales Volume

   (in metric tons)                                     2005       2004        2003        2002       2001
                                                       -------   --------    --------    --------   --------
Sodium nitrate                                          58,200     56,000      62,500      59,500     63,100
Potassium nitrate and sodium potassium nitrate(1)      695,700    710,000     696,500     558,600    544,800
Potassium sulfate                                      178,600    158,000     143,200     161,000    156,600
Blended and other specialty plant nutrition (2)        366,200    374,000     377,100     276,600    241,800
Revenues (in US$ millions)                               487.8      416.4       351.9       281.4      259.1

--------------
(1)  Includes re-sales of potassium nitrate purchased from PCS Yumbes.
(2) Includes blended and other specialty plant nutrition products. It also includes Yara's products sold pursuant to our commercial agreement.

       Specialty Plant Nutrition: Marketing and Customers
       --------------------------------------------------

       In 2005, we sold our specialty plant nutrition products to more than 100 countries. During the same year, approximately 92% of Company's specialty plant nutrition production was exported: approximately 29% was sold to customers in Central and South America, 22% to customers in North America, 20% to customers in Europe and 20% to customers in other regions. Not considering sales to related parties, no single customer accounted for more than 3% of our specialty plant nutrition product sales in 2005, and our 10 largest customers accounted in the aggregate, during the same year, for less than 24% of such sales.

Sales Breakdown                2005       2004       2003      2002       2001
-------------------------      ----       ----       ----      ----       ----
Central and South America      29%         29%        26%       30%        24%
North America                  22%         22%        18%       17%        18%
Europe                         20%         19%        20%       15%        14%
Others                         20%         20%        27%       27%        31%
Chile                           9%         10%         9%       11%        13%

       We sell our specialty plant nutrition products outside Chile principally through our own worldwide network of representative offices and through our sales, technical support and distribution affiliates.

       In November 2001, we signed an agreement with Yara. This agreement allows us to make use of Yara's distribution network in countries in which its presence and commercial infrastructure are larger than ours. Similarly, in those markets where our presence is larger, both our specialty plant nutrition products and Yara's are marketed through our offices. Both parties, however, maintain an active control in the marketing of their own products.

         We also signed a joint venture agreement with Yara and Israel Chemicals Limited at the end of 2001. Under the joint venture agreement, SQM, Yara, and Israel Chemicals Limited are developing the liquid and soluble plant nutrient blends business through their participation in a Belgian company called NU3 N.V., or NU3, to which SQM and Israel Chemicals Limited contributed their blending facility in Belgium and Yara contributed its blending facility in Holland. With the joint venture agreement, important synergies have been achieved, particularly with respect to production costs, administration and the marketing of soluble blends, strengthening the development of new products and improving costumer service.

         We maintain stocks of our specialty plant nutrition products in the principal markets of the Americas, Europe, the Middle East and Africa to facilitate prompt deliveries to customers. In addition, we sell specialty plant nutrition products directly to certain of our large customers. Sales are made pursuant to spot purchase orders and short-term contracts.

       In connection with our marketing efforts, we provide technical and agronomic assistance and support to our customers. By working closely with our customers, we are able to identify new higher value added products and markets. Our specialty plant nutrition products are used on a wide variety of crops, particularly higher value added crops that allow our customers to increase yields and command a premium price.

       Our customers are located in both the northern and southern hemispheres. Accordingly, there are no seasonal or cyclical factors that can substantially affect the sales of our specialty fertilizer products.

       Specialty Plant Nutrition: Competition
       --------------------------------------

       We believe we are the world's largest producers of sodium and potassium nitrate for agricultural use. S.C.M. Virginia, a Chilean nitrate and iodine company, produces sodium nitrate as a raw material for potassium nitrate. S.C.M. Virginia is currently producing small amounts of sodium nitrate for agricultural use. Our sodium nitrate products compete indirectly with specialty and commodity-type substitutes, which may be used by some customers instead of sodium nitrate depending on the type of soil and crop to which the product will be applied. Such substitute products include calcium nitrate, ammonium nitrate and calcium ammonium nitrate.

         In the potassium nitrate market we have one significant competitor:
Trans Resources International Inc., with its subsidiary Haifa Chemicals Ltd. in Israel. We estimate that sales of potassium nitrate by Trans Resources International Inc. and Haifa Chemicals Ltd. accounted for approximately 38% of total world sales during the year 2005. The principal means of competition in the sale of potassium nitrate are product quality, customer service, location, logistic and agronomic expertise and price.

       S.C.M. Virginia produces potassium nitrate from caliche ore at a facility in northern Chile. We believe that we have certain advantages over S.C.M. Virginia due to, among other factors, our greater experience with the processing of caliche ore, our proven processes, the size and nature of our caliche ore reserves, our experience in marketing fertilizers, our efficient and proven logistics and our own production of potassium chloride in northern Chile, which is an essential raw material in the production of potassium nitrate.

       Kemira, a Finnish producer, produces and sells potassium nitrate jointly with Arab Potash through the company Kemapco in Jordan.

       In December 2004, we acquired the potassium nitrate facilities of the Canadian company Potash Corp. in Chile (Yumbes).

       In the potassium sulfate market, we have several competitors of which the most important are Kali und Salz GmbH, Tessenderlo Chimie and Great Salt Lake Minerals Corp., from Germany, Holland and the United States, respectively. We believe that those three producers account for the majority of the world's production of potassium sulfate. We estimate that once we reach full production of potassium sulfate, we will account for approximately 6% of total world sales.

       Through a partially owned facility, NU3, we also produce soluble and liquid fertilizers using our potassium nitrate as a raw material. Through this activity, we have acquired production technology and marketing know-how, which we believe will be useful for selling our products to greenhouse growers and for use in certain high-technology processes such as fertigation and hydroponics.

Iodine

       We believe we are the world's largest producers of iodine. In 2005, our revenues from iodine and iodine derivatives amounted to approximately US$149.1 million, representing approximately 17% of our total revenues in that year. We estimate that our sales accounted for approximately 30% of world iodine sales by volume in 2005. In January 2006 we acquired the iodine business of DSM, which represented approximately 8% of worldwide iodine production in 2005.

       Iodine: Market
       --------------

       Iodine and iodine derivatives are used in a wide range of medical, agricultural and industrial applications, as well as in human and animal nutrition products. Iodine and iodine derivatives are used as raw materials or catalysts in the formulation of products such as x-ray contrast media, biocides, antiseptics and disinfectants, pharmaceutical intermediates, polarizing films for LCD, chemicals, herbicides, organic compounds, pigments and ink dyes. Iodine is added in the form of potassium iodate or potassium iodide to edible salt to prevent iodine deficiency disorders.

       Iodine: Our Products
       --------------------

       We produce iodine and, through a joint venture with Ajay, organic and inorganic iodine derivatives. Through our joint venture with Ajay, we are also actively participating in the iodine recycling business using iodinated side-streams from a variety of chemical processes in Europe and the United States.

       Ajay-SQM Group ("ASG") was formed in the mid-1990s, as a 50-50 joint venture between SQM and Ajay Chemical, a U.S.-based company. ASG has production plants in the United States, Chile and France and is the world's leading producer of inorganic and organic iodine derivatives. In 2005, approximately 29% of our iodine sales were made to ASG.

       We manufacture our iodine and iodine derivatives in accordance with international quality standards and have qualified our iodine facilities and production processes under the ISO-9001:2000 program, providing third party certification of the quality management system and international quality control standards that we have implemented.

       The following table sets forth our total sales volumes for each specified year and revenues from iodine and iodine derivatives in the 2001-2005 period:

Sales Volume
(in metric tons)                  2005     2004       2003      2002     2001
                                --------  --------  --------  --------  --------

Iodine and iodine derivatives    8,100    7,700      6,600      6,400     5,600
Revenues (in US$ millions)         149.1    110.5       84.6       84.1     81.4

         Iodine:  Marketing and Customers
         --------------------------------

       In 2005, we sold our iodine products to more than 300 customers in more than 80 countries. During the same year, most of our iodine production was exported: approximately 30% was sold to customers in Europe, 37% to customers in North America, 13% to customers in Central and South America and 20% to customers in Asia, Oceania and other regions. Not considering sales to related parties, no single customer accounted for more than 10% of the Company's iodine sales in 2005, and our ten largest customers accounted in the aggregate for less than 44% of sales.

Sales Breakdown                 2005     2004     2003      2002     2001
                               ------   ------   ------    ------   ------
Europe                          30%       27%       34%      36%      37%
North America                   37%       38%       40%      41%      45%
Central and South America       13%       13%        6%      13%       9%
Others                          20%       22%       20%      10%       9%

       We sell iodine through our own worldwide network of representative offices and through our sales, support and distribution affiliates. We maintain stocks of iodine at our facilities throughout the world to facilitate prompt delivery to customers. Iodine sales are made pursuant to spot purchase orders and short-, medium- and long-term contracts. Long-term contracts generally specify annual minimum and maximum purchase commitments and prices, which vary according to prevailing market prices and in some cases with price caps.

         Iodine:  Competition
         --------------------

       SQM and several producers in Chile, Japan and the United States are the world's main iodine producers.

       Japanese producers extract iodine from underground brines, which are mainly obtained together with the extraction of natural gas. We estimate that eight Japanese iodine producers accounted for approximately 31% of world iodine sales in 2005. We estimate that the largest Japanese producer, Ise Chemicals Ltd., accounted for approximately 8% of the world's iodine sales.

       We also estimate that iodine producers in the United States (one of which is owned by Ise Chemicals Ltd.) accounted for approximately 6% of world iodine sales in 2005, while five Chilean companies, including SQM, accounted for approximately 59% of such sales (30% by SQM and 29% by the other Chilean producers, including DSM).

       The prices of our iodine and iodine derivatives products are determined by world iodine prices, which are subject to market conditions. World iodine prices vary depending upon, among other things, the relationship between supply and demand at any given time. The supply of iodine varies principally depending upon the production of the few major iodine producers (including us) and their respective business strategies. As a result of steady growing demand, iodine prices have been increasing since the end of 2003. While prices were around US$13 per kg in 2003, they reached an average of approximately US$19 per kg in 2005.

       Demand for iodine varies depending upon, among other things, overall levels of economic activity and the level of demand in the medical, pharmaceutical, industrial and other sectors that are the main users of iodine and iodine derivative products.

       The main factors of competition in the sale of iodine and iodine derivative products are reliability, price, quality, customer service and the price and availability of substitutes. We believe that we have competitive advantages compared to other producers due to the size of our mining reserves, our installed capacity and our relatively lower production costs (as most of our iodine is produced as part of the production process for other products -mainly sodium nitrate and potassium nitrate for agricultural and industrial purposes). We believe our iodine is competitive with that produced by other manufacturers in certain advanced industrial processes. We also believe we have benefited competitively from the long-term relationship we have established with our largest customers. While there are substitutes for iodine available for certain applications, such as coloring processes and for use as antiseptics and disinfectants, there are no cost-effective substitutes currently available for the main nutritional, pharmaceutical, animal feed and main chemical uses of iodine, which together account for most iodine sales.

Lithium

       We are believe we are the world's largest producers of lithium carbonate and one of the world's largest suppliers of lithium hydroxide. In 2005, our revenues from lithium sales amounted to approximately US$81.4 million, representing approximately 9% of our total revenues. We estimate that our sales accounted for approximately 36% of the world's lithium units used in the production of lithium chemicals. Lithium is also used in the production of lithium minerals. However, there is virtually no overlapping among the markets demanding lithium minerals and lithium chemicals.

       Lithium: Market
       ----------------

       Lithium carbonate is used in a variety of applications, including batteries, frits for the ceramic and enamel industries, heat resistant glass (ceramic glass), primary aluminum, air conditioning chemicals, continuous casting powder for steel extrusion, pharmaceuticals and lithium derivatives. Lithium hydroxide is primarily used as a raw material in the lubricating grease industry, as well as in the dye and battery industries. Butyl lithium is used as a catalyst in the synthetic rubber and pharmaceutical industries.

       Lithium: Our Products
       ---------------------

       We produce lithium carbonate at the Salar del Carmen facilities, near Antofagasta, Chile, from solutions with high concentrations of lithium coming from the potassium chloride production at the Atacama Salar. The technology we use, together with the high concentrations of lithium we obtain from the Atacama Salar, allow us to be one of the lowest cost producers worldwide.

       SQM used to produce lithium hydroxide through tolling operations in the United States and Russia. During the second half of 2005, we began to produce it at our lithium hydroxide facility, at the Salar del Carmen next to our lithium carbonate facility in Antofagasta. The lithium hydroxide facility has a production capacity of 6,000 TM/per year and is one of the largest plants in the world.

       SQM produces butyl lithium in its own plant located in Pasadena, Texas. Currently, this product is sold in the U.S. market only. Shipments to Europe and Asia are scheduled to begin by the end of 2006.

       The following table sets forth our total sales volumes for each specified year and revenues from lithium carbonate and derivatives in the 2001-2005 period:


Sales Volume
(in metric tons)                         2005         2004        2003      2002       2001
                                        ------       ------      ------    ------     ------

Lithium carbonate and derivatives      27,800       30,600      27,400    22,300     21,700
Revenues (in US$ millions)                 81.3         62.6        49.7      37.3       37.0

       Lithium: Marketing and Customers
       --------------------------------

       In 2005, we sold our lithium products to approximately 240 customers in approximately 40 countries. Virtually all of our lithium products were sold overseas: approximately 34% to customers in Europe, 25% to customers in North America, 31% to customers in Asia and Oceania, and 11% to customers in other regions. No single customer accounted for more than 11% of the Company's sales in 2005, and our ten largest customers accounted in the aggregate for approximately 39% of sales.

Sales Breakdown            2005        2004        2003        2002       2001
                          ------      ------      ------      ------     ------
Europe                     33%         32%          31%        40%        31%
North America              25%         26%          29%        37%        43%
Asia and Oceania           31%         37%          37%        21%        25%
Others                     11%          5%           3%         2%         1%


       Lithium: Competition
       --------------------

       Our main competitors in the lithium carbonate and lithium hydroxide businesses are Chemetall GmbH ("Chemetall"), a subsidiary of Rockwood Specialties Group Inc., and FMC Corporation ("FMC"). We estimate that together they sold approximately 48% of lithium in volume in the lithium chemicals market (excluding lithium minerals) in 2005. Chemetall produces lithium carbonate in its facilities located in Chile (Sociedad Chilena del Litio) and Nevada. Its production of downstream lithium products is mostly performed in the United States, Germany and Taiwan. FMC has production facilities in Argentina (Minera del Altiplano), where it produces lithium chloride and lithium carbonate. Production of its downstream lithium products is mostly performed in the U.S. and the U.K. Most of the new competition is expected to come from China in the coming years.

       We estimate that worldwide sales of lithium chemicals expressed as lithium carbonate equivalent (excluding lithium minerals) amounted to approximately 76,500 metric tons in 2005. Our sales of lithium chemicals reached over 27,800 metric tons in 2005.

Industrial Chemicals

       In addition to producing sodium nitrate for agricultural applications, we produce three grades of sodium nitrate for industrial applications: industrial, refined and technical grades, which grades differ mainly in purity. Our industrial grades of potassium nitrate also differ from agricultural grade potassium nitrate in their degree of purity. We enjoy certain operational flexibility when producing industrial sodium nitrate because it is produced from the same process as its equivalent agricultural grade, requiring only an additional step of purification. We may, with certain constraints, shift production from one grade to the other depending on market conditions. This flexibility allows us to maximize yields as well as to reduce commercial risk. In addition to producing industrial nitrates, we produce boric acid. Boric acid is a by-product of the production of potassium sulfate. In 2005, our revenues from industrial chemicals were approximately US$73.9 million, representing approximately 8% of our total revenues for that year.

       Industrial Chemicals: Market
       ----------------------------

       Industrial sodium nitrate and potassium nitrate are used in a wide range of industrial applications, including the production of glass, ceramics, explosives and charcoal briquettes and various chemical processes and metal treatments. Boric acid is mainly used in the glass, ceramics, fiberglass, enamels and as a raw material in the fabrication of LCDs.

       We estimate that our sales of industrial sodium nitrate (excluding production in China and India, which is consumed internally) and potassium nitrate in 2005 accounted for 62% and 30%, respectively, of worldwide sales for that period.

       Industrial Chemicals: Our Products
       ----------------------------------

       We produce technical potassium nitrate and three grades of industrial sodium nitrate in crystallized and prilled form. We market our refined grade sodium nitrate under the brand name "Niterox." We also produce boric acid in crystalline form.

       The following table sets forth our sales volumes for each specified year and total revenues of industrial chemicals in the 2001-2005 period:


Sales Volume
(in metric tons)                     2005          2004            2003           2002            2001
                                  ---------     ---------        ---------     ----------       --------

Industrial nitrates               176,300         190,000         193,200        187,300         186,999
Boric acid                          6,300           5,900          10,700         11,300          12,822
Revenues (in US$ millions)             74.0            71.2            73.7           70.8            69.6

       Our aggregate current sodium nitrate capacity is approximately 740,000 metric tons per year (agricultural and industrial grades). Within certain production constraints, we may use our production capacity to produce either agricultural or industrial sodium nitrate. We have plant capacity to produce approximately 260,000 metric tons per year of technical potassium nitrate and 10,000 metric tons per year of boric acid.

       Industrial Chemicals: Marketing and Customers
       ---------------------------------------------

       We sold our industrial nitrate products in approximately 50 countries in the year 2005. Approximately 42% of our sales of industrial chemicals were to customers in North America, 28% to customers in Europe, 17% to customers in Central and South America, and 13% to customers in Asia, Oceania and other regions. No single customer accounted for more than 7% of the Company's sales of industrial chemicals in 2005, and our ten largest customers accounted in the aggregate for less than 37% of such sales.

Sales Breakdown                 2005         2004        2003        2002       2001

North America                    42%         38%         39%         31%         37%
Europe                           28%         23%         25%         17%         20%
Central and South America        17%         24%         12%         24%         27%
Others                           13%         15%         24%         28%         16%

       In 2005, we sold approximately 62% of our boric acid production to the North American market.

       We maintain inventories of our industrial sodium nitrate and technical potassium nitrate products at our facilities in Europe, North America and South America to achieve prompt deliveries to customers. Industrial sodium nitrate and technical potassium nitrate sales are made pursuant to spot purchase orders.

       Our Research and Development department, together with our foreign affiliates, provide technical support to our customers and work with them to develop new products or applications for our products.

       Industrial Chemicals: Competition
       ---------------------------------

       We believe we are the world's largest producers of industrial sodium nitrate. We estimate that we accounted for approximately 62% of world production of industrial sodium nitrate in 2005 (excluding China and India, for which reliable estimates are not available). Our competitors are mainly in Europe and Asia. These producers together represent 38% of total production and produce sodium nitrate as a by-product of other production processes. In the refined grade sodium nitrate market, Bayerische Anilinen und Soda Fabrik AG (BASF), a German corporation, and several producers in Japan (the largest of which is Mitsubishi & Co. Ltd.), are highly competitive in the European and Asian markets. Our industrial sodium nitrate products also compete indirectly with substitute chemicals, including sodium carbonate, sodium hydroxide, calcium nitrate and ammonium nitrate, which may be used in certain applications instead of sodium nitrate and are available from a large number of producers worldwide.

       Our main competitor in the technical potassium nitrate market is Haifa Chemicals Ltd., which we estimate has a 30% market share. We estimate our market share at approximately 30% for 2005.

       Producers compete in the market for industrial sodium nitrate and technical potassium nitrate based on reliability, product quality, price and customer service. We believe that we are a low cost producer of industrial sodium nitrate and are able to produce high quality products.

Production Process

       Our integrated production process can be classified according to our natural resources:

       o  caliche ore deposits: contain nitrates and iodine.

       o  Atacama Salar brines: contain potassium, lithium, sulfates and boron.

Caliche Ore Deposits

       We mine caliche ore from open pit deposits located in northern Chile. Caliche deposits are the largest known source of natural nitrates in the world. The geological origin of caliche ore deposits in northern Chile is uncertain, there being a number of different geological formation theories. The most agreed-upon theory is that a volcanic formation of deposits was followed by water runoff, leaching and depositing in existing sediments.

       Caliche deposits are located in northern Chile, where we currently operate five production facilities: Pedro de Valdivia, Maria Elena, Pampa Blanca, Nueva Victoria and Iris (formerly the DSM iodine production facility).

       Caliche ore is found under a layer of barren overburden, in seams with variable thickness from twenty centimeters to five meters, with the overburden varying in thickness from half a meter to one and a half meters.

       Before proper mining begins, a full exploration stage is accomplished, including full geological reconnaissance and dust recovery drill holes to determine the features of each deposit and its quality. Drill hole samples properly identified are tested at our chemical laboratories. With the exploration information on a closed grid pattern of drill holes, the ore evaluation stage provides information for mine planning purpose. Mine planning is done on a long-term basis (10 years), medium-term basis (3 years) and short-term basis (1 year). A mine production plan is a dynamic tool that details daily, weekly and monthly production plans. Following the production of drill holes, information is updated to offer the most accurate ore supply schedule to the processing plants.

       Generally, bulldozers first rip and remove the overburden in the mining area. This process is followed by production drilling and blasting to break the caliche seams. Front-end loaders load the ore on off-road trucks. In the Pedro de Valdivia mine, trucks deliver the ore to stockpiles next to rail loading stations. The stockpiled ore is later loaded on to railcars that take the mineral to the processing plant.

       The ore in Pedro de Valdivia and Maria Elena plants is crushed and leached to produce concentrated solutions carrying nitrate and iodine. The crushing of the ore delivers two products, a coarse fraction, which is leached in a vat system, and a fine fraction, which is leached by agitation. These are followed by liquid-solid separation, where solids precipitate as sediment and liquids concentrated in nitrate and iodine are sent to processing.

       In Pampa Blanca, Nueva Victoria and Iris, the run of mine ore is loaded in heaps and leached to produce concentrated solutions.

       Caliche Ore-Derived Products
       ----------------------------

       Caliche ore-derived products are: sodium nitrate, potassium nitrate, sodium potassium nitrate and iodine and iodine derivatives.


               Sodium Nitrate
               --------------

       Sodium nitrate for both agricultural and industrial applications is produced at the Maria Elena and Pedro de Valdivia facilities using the Guggenheim method, which was originally patented in 1921. This closed circuit method involves adding a heated leaching solution to the crushed caliche in the vats to selectively dissolve the valuable contents. The concentrated solution is then cooled, causing the sodium nitrate to crystallize. Part of the unloaded solution is then recycled to the leaching vats. The other part of the solution is stripped of its iodine content at the proper treatment plants. The crystallized sodium nitrate is separated from the remaining solution by centrifuging. The residue resulting from the crushing of the caliche ore is leached at ambient temperature with water, producing a weak solution that is pumped to solar evaporation ponds at our Coya Sur facilities near Maria Elena for concentration. While the process of extracting sodium nitrate from caliche ore is well established, variations in chemical content of the ore, temperature of the leaching solutions and other operational features require a high degree of know-how to manage the process effectively and efficiently.

       The remaining material out of the sodium nitrate crystallization process are vat leach tailings and a weak solution. The ore tailings are unloaded from the leaching vats and deposited at sites near the production facilities. The weak solution is recycled for further leaching and for the extraction of iodine.

       Crystallized sodium nitrate is processed further at Pedro de Valdivia and Maria Elena to produce prilled sodium nitrate, which is transported to our port facilities in Tocopilla for shipping to customers and distributors worldwide in bulk or bagged. Our current crystallized sodium nitrate production capacity at Pedro de Valdivia and Maria Elena is approximately 770,000 metric tons per year. A portion of the sodium nitrate produced at Maria Elena and Pedro de Valdivia is used in the production of a highly refined industrial grade sodium nitrate or in the production of potassium nitrate at Coya Sur and sodium potassium nitrate at Maria Elena.

                  Potassium Nitrate
                  -----------------

       Potassium nitrate is produced at our Coya Sur facility using production methods developed by us. The solutions from the leaching of the fine fraction of the ore, once the iodine is extracted, is pumped to the Coya Sur plant. These solutions loaded with nitrate are concentrated in solar evaporation ponds. Once an adequate level of concentration is reached, the solution is combined with potassium chloride to produce potassium nitrate and discard sodium chloride. The resulting rich potassium nitrate in solution is crystallized using a cooling and centrifuging process. The crystallized potassium nitrate is either processed further to produce prilled potassium nitrate or used for the production of sodium potassium nitrate. The weak solution of the process is re-used for further production of potassium nitrate. A portion of the potassium nitrate is used in the production of a high purity technical grade potassium nitrate.

       Concentrated nitrate salts are produced at Pampa Blanca by leaching caliche ore in leach pads from we extract rich iodine and the nitrate solutions that are sent to iodine plants for iodine extraction. After iodine has been extracted, the solutions are sent to solar evaporation ponds where the solutions are evaporated and rich nitrate salts are produced. These concentrated nitrate salts are sent to Coya Sur or our other salt processing facilities where they are leached and the resulting rich nitrate solution is used in the production of potassium nitrate.

       We are in the process of developing the project to produce concentrated nitrate salts at the Nueva Victoria facility. These salts will be used as a raw material to produce potassium nitrate (see description in "Business--Capital Expenditure Program").

       Our current potassium nitrate production capacity is more than 650,000 metric tons per year, including 260,000 metric tons per year of technical grade potassium nitrate. We expect by the end of 2007 to increase that capacity by approximately 250,000 metric tons per year.

       Crystallized or prilled potassium nitrate produced at Coya Sur and Maria Elena is transported to Tocopilla for shipping to customers and distributors in bulk or bagged.

                  Sodium Potassium Nitrate
                  ------------------------

       Sodium potassium nitrate is a mixture of approximately two parts sodium nitrate per one part potassium nitrate. We produce sodium potassium nitrate at our Maria Elena facilities using standard, non-patented production methods developed by us. Crystallized sodium nitrate is mixed with the crystallized potassium nitrate to make sodium potassium nitrate, which is then prilled. The prilled sodium potassium nitrate is transported to Tocopilla for bulk shipment to customers.

       The production process for sodium potassium nitrate is basically the same as that for sodium nitrate and potassium nitrate.

       Our installed prilling capacity is approximately 1,100,000 metric tons per year. With certain production restraints and according to market conditions we may supply sodium nitrate, potassium nitrate or sodium potassium nitrate in prilled form.

                  Iodine and Iodine Derivatives
                  -----------------------------

       We produce iodine at our Pedro de Valdivia, Nueva Victoria and Iris production facilities, extracting it from the solutions resulting from the leaching of caliche ore at the Pedro de Valdivia, Maria Elena, Nueva Victoria, Iris and Pampa Blanca facilities. As in the case of nitrate, the process of extracting iodine from the caliche ore is well established, but variations in the iodine and other chemical contents of the treated ore and other operational parameters require a high level of know-how to manage the process effectively and efficiently.

       The solutions from the leaching of caliche carry iodine in iodate form. Part of the iodate in solution is reduced to iodide using sulfur dioxide, which is produced by burning sulfur. The resulting iodide is combined with the rest of the untreated iodate solution to release elemental iodine. The solid iodine is then refined through a smelting process and prilled. We have obtained patents in Chile and in the United States for our iodine prilling process.

       Prilled iodine is tested for quality control purposes, then packed in 20 or 50 kilogram drums or in 350 kilogram or 700 kilogram maxibags and transported by truck to Antofagasta or Iquique for export. Our iodine and iodine derivative production plants have qualified under the ISO-9002 program, providing third-party certification of the quality management system and international quality control standards that we have implemented.

       Our total iodine production in 2005 was approximately 7,800 metric tons (not including production at the Iris facility, which we acquired in January
2006).

       We use a portion of the produced iodine to manufacture inorganic iodine derivatives, which are intermediate products used for manufacturing agricultural and nutritional applications, at facilities located near Santiago, Chile, and also produce inorganic and organic iodine derivative products together with Ajay North America L.L.C. ("Ajay"), a U.S.-based company that purchases iodine from us. We have primarily marketed our iodine derivative products in South America, Africa and Asia, while Ajay and its affiliates have primarily sold their iodine derivative products in North America and Europe.

Atacama Salar Brine Deposits

       The Atacama Salar, located approximately 250 kilometers east of Antofagasta, is a salt-encrusted depression within the Atacama Desert, within which lies an underground deposit of brines contained in porous sodium chloride rock fed by an underground inflow of water from the Andes Mountains. The brines are estimated to cover a surface of approximately 2,900 square kilometers and contain commercially exploitable deposits of potassium, lithium, sulfates and boron. Concentrations vary at different locations throughout the Salar. Our production rights to the Atacama Salar are pursuant to a contract with the Chilean government, expiring in 2030.

       Brines are pumped from depths between 1.5 and 40 meters below surface, through a field of wells that are located in areas of the Salar that contain relatively high concentrations of potassium, lithium, sulfate, boron and other minerals.

       We process these brines to produce potassium chloride, lithium carbonate, potassium sulfate, boric acid and bischofite (magnesium chloride).

                  Potassium Chloride
                  ------------------

       We use potassium chloride in the production of potassium nitrate. Production of our own supplies of potassium chloride provides us with substantial raw material cost savings.

       In order to produce potassium chloride, brines from the Atacama Salar are pumped to solar evaporation ponds. Evaporation of the brines results in a complex crystalized mixture of salts of potassium chloride and sodium chloride, of which one portion is harvested and stored and the other portion is reprocessed and the remaining salts are transferred by truck to a processing facility where the potassium chloride is separated by a grinding, flotation, and filtering process. Potassium chloride is trucked approximately 300 kilometers to our Coya Sur facilities, where it is used in the production of potassium nitrate. We sell potassium chloride produced at the Atacama Salar in excess of our needs to third parties. Our production facilities currently have a production capacity up to 650,000 metric tons per year.

       The by-products of the potassium chloride production process are (i) brines remaining after removal of the potassium chloride, which are used to produce lithium carbonate as described below, and the excess of our needs is reinjected into the Atacama Salar; (ii) sodium chloride, which is identical to the surface material of the Atacama Salar and is deposited at sites near the production facility; and (iii) other salts containing magnesium chloride.

                  Lithium Carbonate
                  -----------------

       A portion of the brines remaining after the production of potassium chloride is sent to additional solar concentration ponds adjacent to the potassium chloride production facility. Following additional evaporation, the remaining lithium chloride concentrated solution is transported by truck to a production facility located near Antofagasta, approximately 250 kilometers from the Atacama Salar. At the production facility, the solution is purified and treated with sodium carbonate to produce lithium carbonate, which is dried and then, if necessary, compacted and finally packaged for shipment. Our lithium carbonate facility production capacity is approximately 28,500 metric tons per year. Future production will depend on the actual volumes and quality of the lithium solutions sent by the Salar operations.

                  Potassium Sulfate and Boric Acid
                  --------------------------------

       Approximately 12 kilometers northeast of the potassium chloride facilities at the Atacama Salar, we produce potassium sulfate and boric acid from the salar brines. The plant stands on an area of the Salar where higher sulfate and potassium concentrations are found in the brine. Brines are pumped to pre-concentration solar evaporation ponds where waste sodium chloride salts are removed by precipitation. After further evaporation, the sulfate and potassium salts are harvested and sent for treatment at the potassium sulfate plant. Potassium sulfate is produced using a flotation, concentration and reaction process, after which it is crystallized, dried and packaged for shipment. Boric acid is produced in crystallized form by acidulation of the final concentrated brines, dried and packaged for shipment at the same facility.

       The principal by-products of the production of potassium sulfate are (i) non-commercial sodium chloride, which is deposited at sites near the production facility; and (ii) remaining solutions, which are reinjected into the Atacama Salar or returned to the evaporation ponds. The principal by-products of the boric acid production process are remaining solutions that after treatment with sodium carbonate to neutralize acidity are reinjected into the Atacama Salar.

Raw Materials

       The principal raw material we require for the production of nitrate, sulfate and iodine products is caliche ore, which is obtained from surface mines. The principal raw material for the production of potassium chloride, lithium carbonate, potassium sulfate and boric acid is the brine extracted from the Atacama Salar.

       We require water (for the leaching process and for general purposes), potassium chloride (in the manufacture of potassium nitrate), sodium carbonate (soda ash, in lithium carbonate production and for neutralization of iodine solutions), anti-caking, sulfur (in iodine production), ammonium nitrate (in the preparation of the anfo that is used in explosives for mining operations), diesel (mainly in mining equipment), natural gas (in heat generation and fusion processes) and electricity acquired from electric utilities (to supply the power needs at Pedro de Valdivia, Maria Elena, Iris, Coya Sur, Pampa Blanca, Nueva Victoria, the Atacama Salar and the lithium carbonate plant at Salar del Carmen). Our raw material costs (including energy and excluding caliche ore and salar brines) represented approximately 13.3% of our cost of sales in 2005.

       Most of our raw materials, especially energy-related raw materials, have experienced significant price increases in the last year.

       The main sources of water for our nitrate and iodine facilities at Pedro de Valdivia, Maria Elena and Coya Sur are the Loa and San Salvador Rivers, which run near our production facilities. Water for our Pampa Blanca, Nueva Victoria, Iris and Atacama Salar facilities is obtained from wells near the production facilities. We have permits from the Chilean Water Authority to explore for additional non-potable water and permits to use granted water rights for an indefinite period of time (based on specified maximum volumes) without charge. In addition, we purchase potable water from local utility companies. We have not experienced significant difficulties obtaining the necessary water to conduct our operations.

       In 1998 we entered into a long-term (fifteen years) electricity supply agreement with Norgener, a major Chilean electricity producer. During 1999, we entered into a long-term (ten years) electricity supply agreement with another major Chilean electricity producer, Electroandina. Since April 2000, the Company has been connected to the Sistema Interconectado del Norte Grande ("SING"), which is our current electricity supplier and is the supplier for most cities and industrial facilities in northern Chile.

       In May 2001, we entered into a 10-year gas supply contract with Distrinor S.A., which we have estimated covers approximately 3,850,000 million Btu per year. This gas supply is sufficient to satisfy the requirements for the installations that are connected to a gas supply. Nonetheless, we currently have a restriction that limits our supply to approximately 3,200,000 million Btu per year. This restriction is not affecting us currently, but if we were to use 100% of the equipment connected to the gas supply we would have to replace part of the natural gas consumption with higher cost diesel or fuel oil. See "Business--Legal Proceedings."

       We obtain ammonium nitrate, sulfur and soda ash from several large suppliers, principally in Chile, Canada and the United States, respectively, under long-term contracts or general agreements, some of which contain provisions for annual revisions of prices, quantities and deliveries. Currently we acquire potassium chloride from Sociedad Chilena del Litio Limitada, a local Chilean supplier, pursuant to a contract that expires in 2009. Diesel fuel is obtained under contracts terminable upon specified notice by either party and which generally provide for sales of fuel at international market prices.

       We believe that all of the contracts and agreements between SQM and third-party suppliers with respect to our principal raw materials contain standard and customary commercial terms and conditions.

Chilean Government Regulations

       We are subject to a wide range of Chilean regulations and governmental supervision generally applicable to companies engaged in business in Chile, including labor laws, social security laws, public health laws, consumer protection laws, environmental laws, securities laws and anti-trust laws. These include regulations to ensure sanitary and safe conditions in manufacturing plants.

       We conduct our mining operations pursuant to exploration concessions and exploitation concessions granted pursuant to applicable Chilean law. Exploitation concessions essentially grant a perpetual right to conduct mining operations in the areas covered by the concessions, provided that annual concession fees are paid (with the exception of the Atacama Salar rights, which have been leased to us until 2030). Exploration concessions permit us to explore for mineral resources on the land covered thereby for a specified period of time, and to subsequently request a corresponding exploitation concession. We also hold water rights obtained from the Chilean Water Authority for a supply of water from rivers and wells near our production facilities sufficient to meet our current and anticipated operational requirements. We operate port facilities at Tocopilla for the shipment of products and the delivery of certain raw materials, pursuant to maritime concessions under applicable Chilean law, which are normally renewable on application, provided that such facilities are used as authorized and annual concession fees are paid.

       Under Law No. 16,319, the Company has an agreement with the Chilean Commission of Nuclear Energy (the "CCHEN") regarding the exploitation and sale of lithium from the Atacama Salar. The agreement sets yearly quotas for the tonnage of lithium authorized to be sold for each year of the Atacama Salar, as determined by the agreement.

       The following recent changes in Chilean law are likely to affect our operations:

       The Chilean Congress recently approved modifications to the Water Code. The changes to the Water Code include establishing annual fee payments for owners of water rights that do not use the water associated with them. This fee does not affect the holder's right to use aquifers. The criteria used to determine what rights or what part of such rights would be subject to this annual fee relate to whether the resource is consumed or re-injected into the stream after its use (defined as the water right's "consumptive condition"), whether the use of the resource is sporadic or permanent (frequency of use) and the geographical location of the intake points relative to an area's overall water supply.

       On May 18, 2005, the Chilean Congress approved Law No. 20,026, also known as the "Royalty II Law," which established a royalty to be applied to mining activities developed in Chile, levied on mining companies whose sales are equal to or greater than the equivalent value of 12,000 metric tons of fine copper
(MFT), as determined according to the London Metal Exchange Grade A copper cash quotation. This new mining royalty, which will be applied from 2006 onwards, is levied on the "taxable operating income" (as this term is defined in Law No. 20,026) of the mining company, at a rate that varies from 0.5% up to 5% of consolidated annual sales.

       There are currently no material legal or administrative proceedings pending against the Company with respect to any regulatory matter, except as discussed under "Environmental Regulations" below, and we believe that we are in compliance in all material respects with all applicable statutory and administrative regulations with respect to our business.

Environmental Regulations

       Our operations in Chile are subject to both national and local regulations related to the environment's protection. The fundamental environmental laws in Chile are the Health Code and the Chilean Environmental Law. The Chilean Environmental Law created CONAMA and COREMA, which are the governmental agencies in charge of supervising the due compliance with the Chilean Environmental Law. Under the Chilean Environmental Law, we are required to conduct environmental impact studies of any future projects or activities (or their significant modifications) that may affect the environment. CONAMA and COREMA evaluate environmental impact studies submitted for their approval and also oversee the implementation of projects. The Chilean Environmental Law also enables private citizens, public agencies or local authorities to challenge projects that may affect the environment, either before these projects are executed or once they are already operating. Enforcement remedies available include temporary or permanent closure of facilities and fines.

       Chilean environmental regulations have become increasingly stringent in recent years, both in respect of the approval of new projects and in connection with the implementation and development of projects already approved. This trend is likely to continue and, furthermore, recently implemented environmental regulations in Chile have created uncertainty because rules and enforcement procedures for these regulations have not been fully developed. Given public interest in environmental enforcement matters, these regulations may also be subject to political considerations that are beyond our control.

       On August 10, 1993, the Ministry of Health published in the Official Gazette a determination pursuant to the Health Code stating that atmospheric particulate levels at our production facilities in Maria Elena and Pedro de Valdivia exceeded quality standards for breathable air affecting the nearby towns. The high particulate matter levels are principally from dust produced during the processing of caliche ore, particularly the crushing of the ore before leaching. Subsequently, residents of the town of Pedro de Valdivia were relocated to the town of Maria Elena, practically removing Pedro de Valdivia from the scope of the determination of the Ministry of Health. A plan to reduce the atmospheric particulate levels below permissible levels by July 2000 was approved, with certain amendments, by Decree No. 164/2000. Although we followed the plan and reduced substantially the atmospheric particulate levels at our principal production facilities, as a result of the investments and processes implemented, we were not able to fully comply with the July 2000 timetable. Resolution No. 384, published in the Official Gazette on May 16, 2000, initiated the revision and reformulation of the plan. The new plan was published by Decree N(degree)37/2004 in March 2004. The new timetable requires a reduction by 80% of the emissions for atmospheric particulate material by April 1, 2006. We are working on the construction for a project that modifies the milling and screening systems used in the processing of the caliche ore at Maria Elena facilities that should allow for the necessary reduction of particulate material emissions. We expect to begin operations in 2006.

       There can be no assurance that we will not be subject in the interim to warnings, fines and possible temporary closures of our referred production facilities in Maria Elena.

       We have submitted and will continue to submit several environmental impact assessment studies related to our projects to the governmental authorities. We require the authorization of these submissions in order to maintain and to increase our production capacity.

       We continuously monitor the impact of our operations on the environment and have, from time to time, made modifications to our facilities trying to eliminate any adverse impact. While we believe that we will continue to be in compliance with all applicable environmental regulations of which we are now aware, future developments in the creation or implementation of environmental requirements, or in their interpretation, could result in substantially increased capital, operation or compliance costs, or otherwise adversely affect our business, financial condition and results of operations. We are committed to complying with all applicable environmental regulations and applying an Environmental Management System (EMS) to continuously improve our environmental performance.

Organizational Structure

       All of our principal operating subsidiaries are wholly-owned, except for Soquimich Comercial S.A., which is 61% owned by SQM and whose shares are listed and traded on the Santiago Stock Exchange, and Ajay SQM Chile S.A., which is 51% owned by SQM. The following is a summary of our main subsidiaries. For a list of all our subsidiaries, see Note 2(a) to our Consolidated Financial Statements.

------------------------------- ------------------------------------------- -------------------- ---------------------
                                                                                                    SQM Beneficial
      Main subsidiaries                                                         Country of        Ownership Interest
                                                 Activity                      Incorporation      (Direct/Indirect)
------------------------------- ------------------------------------------- -------------------- ---------------------
SQM Nitratos S.A.               Exploits Caliche ore to produce and sell           Chile                 100%
                                processed minerals to subsidiaries and
                                affiliates of SQM
------------------------------- ------------------------------------------- -------------------- ---------------------
SQM Industrial S.A.             Produces and markets the Company's                 Chile                 100%
                                products directly and through other
                                subsidiaries and affiliates of SQM
------------------------------- ------------------------------------------- -------------------- ---------------------

------------------------------- ------------------------------------------- -------------------- ---------------------
SQM Salar S.A.                  Exploits the Atacama Salar to produce and          Chile                 100%
                                market the Company's products directly
                                and through other subsidiaries and
                                affiliates of SQM
------------------------------- ------------------------------------------- -------------------- ---------------------
Minera Nueva Victoria S.A.(1)   Produces and markets the Company's                 Chile                 100%
                                products directly and through other
                                subsidiaries and affiliates of SQM
------------------------------- ------------------------------------------- -------------------- ---------------------
Servicios Integrales de         Owns and operates a rail transport system          Chile                 100%
Transitos y Transferencias      and also owns and operates the Tocopilla
S.A. (SIT)                      port facilities
------------------------------- ------------------------------------------- -------------------- ---------------------
Soquimich Comercial S.A.        Markets domestically the Company's                 Chile                 61%
                                specialty plant nutrition products and
                                imports fertilizers for re-sale in Chile
------------------------------- ------------------------------------------- -------------------- ---------------------
Ajay-SQM Chile S.A.             Produces and markets the Company's iodine          Chile                 51%
                                and iodine derivatives
------------------------------- ------------------------------------------- -------------------- ---------------------
Sales and distribution          Market the Company's products throughout          Various
affiliates in the United        the world
States, Belgium, Brazil,
Venezuela, Ecuador, Peru,
Argentina, Mexico, South
Africa and other locations.
------------------------------- ------------------------------------------- -------------------- ---------------------

 ------------------
(1) Formerly DSM Minera S.A., acquired in 2006.


Concessions, Extraction Yields and Reserves for the Caliche Ore Mines and Salar Brines

Concessions for the Caliche Ore Mines and Salar Brines

       Approximately 68% of our total mining concessions are held pursuant to Exploitation Concessions and 32% pursuant to Exploration Concessions, not including areas within the Atacama Salar mines. The Chilean government owns substantially all of the surface land covering our Exploration and Exploitation Concessions.

       Additional Mining Operations Leased in the Atacama Salar Region
       ---------------------------------------------------------------

       Our subsidiary SQM Salar S.A. holds exclusive rights to exploit the mineral resources in an area covering approximately 196,000 hectares of land in the Atacama Salar in northern Chile. These rights include 147,000 hectares that are owned by Corfo and leased to SQM Salar S.A. pursuant to a lease agreement between Corfo and SQM Salar S.A., (the "Lease Agreement"). Corfo may not unilaterally amend the Lease Agreement and the rights to exploit the resources cannot be transferred. Also, Corfo may not unilaterally terminate the Lease Agreement, except in the events of conversion of SQM Salar S.A. into another type of company, insolvency of SQM Salar S.A., or the non-payment of amounts due under the Lease Agreement. The Lease Agreement provides that SQM Salar S.A. is responsible for the maintenance of Corfo's exploitation rights and for annual payments to the Chilean government and expires on December 31, 2030. SQM Salar S.A. is required to make lease-royalty payments to Corfo according to specified percentages of the value of production of minerals extracted from the Atacama Salar brines.

       In addition to the mining rights leased to SQM Salar S.A. described above, Corfo has exclusive mining rights covering a total area of approximately 58,000 additional hectares in the Atacama Salar. Under the terms of the Atacama Salar Project Agreement between Corfo and SQM Salar S.A. (the "Project Agreement"), Corfo has agreed that it will not permit any other person to explore, exploit or mine any mineral resources in those 58,000 hectares of the Atacama Salar. The Project Agreement expires on December 31, 2030.

       As of December 31, 2004, our exploitation and exploration concessions, not including concessions related to the acquisition of the iodine business of DSM Group in January 2006, were:



                                              Exploitation               Exploration
                                               Concessions               Concessions
                                        ------------------------- -------------------------
                                           Total                     Total                     Total
Mines                                     Number      hectares      number       hectares      number      hectares
--------------------------------------- ------------ ------------ ------------ ------------- ------------ ------------
Pedro de Valdivia                           687        94,879         19           1,310        706           96,189
Maria Elena                                 636       125,446         41           3,111        677          128,557
Pampa Blanca                                500        96,368         10             861        510           97,229
Nueva Victoria                               18         7,930          7           1,369         25            9,299
Mapocho                                      56         8,042         10             348         66            8,390
Soronal                                     296        42,602         20           1,926        316           44,528
Atacama Salar                               228       221,823        504         145,100        732          366,923
   Sub total mines                        2,421       597,090        611         154,025      3,032          751,115

Other caliche areas                       4,913     1,322,712      2,885         747,135      7,798        2,069,847
Salars and other areas                      260        66,048         56          45,040        316          111,088

   Sub total other areas                  5,173     1,388,760      2,941         792,175      8,114        2,180,935
--------------------------------------- ------------ ------------ ------------ ------------- ------------ ------------

    Total                                 7,594     1,985,850      3,552         946,200     11,146        2,932,050

Extraction Yields


       The following table sets forth certain operating data relating to each of our mines(1):

       (Values in thousands unless otherwise stated)

                                                                  2005                2004                2003
----------------------------------------------------------------------------------------------------------------------
Pedro de Valdivia

Metric tons of ore mined                                         12,362              12,029              11,583
Average grade nitrate (% by weight)                                   7.2                 7.2                 6.9
Iodine (parts per million (ppm))                                    402                 378                 391
Metric tons of crystallized nitrate produced                        476                 458                 430
Metric tons of iodine produced                                        2.6                 2.3                 2.0

----------------------------------------------------------------------------------------------------------------------
Maria Elena(2)

Metric tons of ore mined                                          5,917               5,835               5,783
Average grade nitrate (% by weight)                                   8.0                 8.6                 8.5
Iodine (ppm)                                                        428                 485                 468
Metric tons of crystallized nitrate produced(3)                     479                 480                 440
Metric tons of iodine produced (Eq.  97%)                             1.4                 1.5                 1.4

----------------------------------------------------------------------------------------------------------------------
Pampa Blanca

Metric tons of ore recovered                                      5,309               4,976               4,838
Iodine (ppm)                                                        520                 560                 560
Metric tons of iodine produced                                        1.5                 1.4                 1.3

----------------------------------------------------------------------------------------------------------------------


                                                                  2005                2004                2003
----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------
Nueva Victoria

Metric tons of ore recovered                                      7,140               6,776               5,010
Iodine (ppm)                                                        504                 505                 549
Metric tons of iodine produced                                        2.2                 2.0                 1.6

----------------------------------------------------------------------------------------------------------------------
SQM Salar

Metric tons of lithium carbonate produced                            27                  27                  24
Metric tons of potassium chloride produced                          632                 638                 651
Metric tons of potassium sulfate produced                           162                 178                 157
Metric tons of boric acid produced                                    9                   9                   9


------------------
(1) Note that because the Mapocho and Soronal mines are not currently being mined, there is no data to report with respect to extraction yields.

(2) Includes production at Coya Sur from treatment of fines and nitrates from pile treatment at Pampa Blanca, Maria Elena and Pedro de Valdivia.

(3)  Does not include product losses.

Reserves (All the following information is as of December 31, 2004. We will report information as of December 31, 2005 in our Form 20-F to be filed in June 2006. Such information may be materially different from the following.)

       Caliche ore
       -----------

       Our in-house staff of geologists and mining engineers prepares our estimates of caliche ore reserves according to practices or methods generally applied within the industry. The proven and probable reserve figures presented below are estimates, and no assurance can be given that the indicated levels of recovery of nitrates and iodine will be realized.

       We estimate ore reserves based on engineering evaluations of assay values derived from the sampling of drill holes and other openings. Several drill hole spacings have been used for recognizing mining resources. Normally, we start with 400x400 meters and then we reduce spacing to 200x200 meters and 100x100 meters and 50x50 meters. The geological occurrence of caliche mineral is unique and different from other metallic and non-metallic minerals. Caliche ore is found in large horizontal layers at depths ranging from one to four meters and has an overburden between zero to two meters. This horizontal layering is a natural geological condition and allows us to estimate the continuity of the caliche bed based on surface geological reconnaissance and analysis of samples and trenches. Mining resources can be calculated using the information from the drill hole sampling.

       Based on our experience with caliche ore, the grid pattern drill holes with spacing equal to or less than 100 meters produce data on the caliche resources that are sufficiently defined to consider them measured resources and then, adjusting for economic and legal aspects, as proven reserves. Similarly, the information obtained from detailed geologic work and samples taken from grid pattern drill holes with spacing equal to or less than 400 meters can be considered indicated resources and then, adjusting for economic and legal aspects, as probable reserves. The degree of certainty of probable reserves, although lower than that of proven reserves, is high enough to assume continuity between points of observation.

       The estimates of our proven reserves of caliche ore at each of our mines, as of December 31, 2004, are the following:


------------------------------- ---------------------------- ---------------------------- ----------------------------
                                      Proven Reserves           Nitrate Average Grade        Iodine Average Grade
             Mine                (millions of metric tons)     (percentage by weight)         (parts per million)
------------------------------- ---------------------------- ---------------------------- ----------------------------
Pedro de Valdivia                          142.4                          7.2%                       386
------------------------------- ---------------------------- ---------------------------- ----------------------------
Maria Elena                                154.0                          7.3%                       421
------------------------------- ---------------------------- ---------------------------- ----------------------------
Pampa Blanca                                65.3                          6.6%                       539
------------------------------- ---------------------------- ---------------------------- ----------------------------
Nueva Victoria                              37.4                          3.5%                       475
------------------------------- ---------------------------- ---------------------------- ----------------------------
Mapocho                                      4.6                          5.3%                       436
------------------------------- ---------------------------- ---------------------------- ----------------------------
Soronal                                    158.9                          7.1%                       405
------------------------------- ---------------------------- ---------------------------- ----------------------------

       In addition, the estimates of our probable reserves of caliche ore at each of our principal mines, as of December 31, 2004, are the following:



------------------------------- ---------------------------- ---------------------------- ----------------------------
                                     Probable Reserves          Nitrate Average Grade        Iodine Average Grade
             Mine                (millions of metric tons)     (percentage by weight)         (parts per million)
------------------------------- ---------------------------- ---------------------------- ----------------------------
Pedro de Valdivia                          160.5                          6.9%                       440
------------------------------- ---------------------------- ---------------------------- ----------------------------
Maria Elena                                187.4                          7.1%                       345
------------------------------- ---------------------------- ---------------------------- ----------------------------
Pampa Blanca                               482.2                          8.0%                       540
------------------------------- ---------------------------- ---------------------------- ----------------------------
Nueva Victoria                             112.2                          4.2%                       451
------------------------------- ---------------------------- ---------------------------- ----------------------------
Mapocho                                    234.3                          6.9%                       524
------------------------------- ---------------------------- ---------------------------- ----------------------------
Soronal                                     59.1                          7.6%                       362
------------------------------- ---------------------------- ---------------------------- ----------------------------


       The proven and probable reserves shown above are the result of exploration and evaluation in approximately 15% of the total caliche-related mining property of our Company. However, we have explored those areas in which we believe there is a higher potential of finding high-grade caliche ore minerals. The remaining 85% of this area has not been explored yet or has limited reconnaissance as inferred or hypothetical resources.

       Proven and probable reserves are determined using extensive drilling, sampling and mine modeling, which attempts to account for restrictions for cut-off grades, ore type, dilution, waste-to-ore-ratio and ore depth from which economic feasibility has been determined. Nonetheless, metric tons of nitrates and iodine contained in the proven and probable caliche ore reserves are shown before exploitation losses and prior to any losses from metallurgical treatment.

       Considering the normal lower degree of certainty in probable reserves compared to proven reserves, and in accordance with caliche ore continuity, sampling and reserves calculations, it is possible to transform the values calculated as probable reserves in order to show them at similar bases of proven reserves. The transforming factors depend on the different geologic conditions and continuity recognized mine by mine, but on average are higher than 60%.

       Additionally, proven and probable reserves could be affected by mining exploitation methods, which result in differences between reserves estimates that are available for exploitation in the mining plan and recoverable material that is finally transferred to the leaching vats or heaps. The average mining exploitation factor for our different mines ranges between 80% and 90%. Additionally, the average global metallurgical recoveries of processes for nitrate and iodine contained in the recovered material varies between 55% and 65%.

       Exploration Program. We maintain a permanent program of exploration and resource evaluation on the land surrounding the mines at Pedro de Valdivia and Maria Elena and at other sites for which we have the appropriate concessions. In 2004, we continued a basic reconnaissance program on the new mining properties including a geological mapping of the surface and spaced drill holes campaign covering approximately 75,000 hectares. Additionally, we conducted general explorations based on a closer grid pattern drill holes in a total area of approximately 2,603 hectares and, in addition, carried out in-depth sampling of approximately 1,843 hectares (281 hectares at Pedro de Valdivia, 593 hectares at Maria Elena, 28 hectares at Pampa Blanca and 941 hectares at Nueva Victoria).

       Atacama Salar Brines
       --------------------

       Our in-house staff of geologists and mining engineers prepares our estimates of potassium, sulfate, lithium and boron reserves at the Atacama Salar according to practices generally applied within the industry. We have explored 52% of the land (to a depth between 40 and 100 meters) to which we hold exploitation rights in the Atacama Salar mines and estimate that our proven and probable reserves, based on economic restrictions, geostatistical analysis and brine sampling up to a depth of 30 and 50 meters, as of December 31, 2004, were as follows:

--------------- ------------------------------- -------------------------------
                       Proven Reserves                Probable Reserves
                  (millions of metric tons)       (millions of metric tons)
--------------- ------------------------------- -------------------------------
Potassium                    40.3                             6.2
--------------- ------------------------------- -------------------------------
Sulfate                      36.6                             1.2
--------------- ------------------------------- -------------------------------
Lithium                       1.9                             1.5
--------------- ------------------------------- -------------------------------
Boron                         0.7                             0.7
--------------- ------------------------------- -------------------------------

       The proven and probable reserves are based on drilling, brine sampling and geo-statistic reservoir modeling in order to estimate brine volumes and their composition. This procedure considers process restrictions from which economic feasibility has been determined to produce commercial products like potassium chloride, potassium sulfate, lithium carbonate and boric acid. Nonetheless, metric tons of potassium, sulfate, lithium and boron considered in the proven and probable reserves are shown before losses from evaporation processes and metallurgical treatment.

       The recoveries of each ion depend on brine composition, which changes in time, and the process applied to produce the desired commercial products. The overall recovery for potassium varies from 72% to 40%, while for sulfate varies from 50% to 19%. The recoveries for lithium and boron are estimated to vary between 26% and 30%.

Ports and Water Rights

       We operate port facilities at Tocopilla for the shipment of products and the delivery of certain raw materials pursuant to renewable concessions granted by Chilean regulatory authorities, provided that such facilities are used as authorized and annual concession fees are paid by us. We also hold water rights for a supply of water from rivers and wells near our production facilities sufficient to meet our current and anticipated operational requirements.

Transportation and Storage Facilities

       We own and operate railway lines and equipment, as well as port and storage facilities, for the transport and handling of finished products and consumable materials.

       The main center for our production and storage of raw materials is the hub composed by the facilities in Coya Sur, Pedro de Valdivia and Maria Elena. Our Atacama Salar facilities constitute the second largest concentration of plants and raw material storage. Other facilities include Nueva Victoria, Pampa Blanca, the Yumbes nitrate plant and the finished products plants of boron and lithium carbonate at the Salar del Carmen, near Antofagasta. The Tocopilla Port Terminal, which we own, is the main facility for the storage and shipment of our products.

       Nitrates raw materials are produced and first stored at our Pampa Blanca and Yumbes mines. They are transported by rail (Pedro de Valdivia), conveyor (Maria Elena) and truck (others) to the plants described in the next paragraph, to continue the production process.

       Nitrates finished products are produced at our facilities in Pedro de Valdivia, Maria Elena and Coya Sur and then transported by our rail system to the Tocopilla Port Terminal, where they are stored and shipped, either bagged or in bulk.

       Potassium chloride is produced at our facilities at the Atacama Salar and transported either to the Tocopilla Port Terminal or Coya Sur by a dedicated dual transport system (rail/truck) owned by a third party dedicated contractor. Products going to Coya Sur are used as raw materials for the production of potassium nitrate or for potassium chloride finished products.

       Potassium sulfate and boric acid are both produced at our facilities in the Atacama Salar and then are transported to the Tocopilla Port Terminal to follow the rest of the process. Potassium sulfate is transported by the same dual mode system as potassium chloride, and boric acid is transported, already bagged at the Atacama Salar, by contracted truck company.

       Lithium solutions, produced at our facilities in the Atacama Salar, are transported to the lithium facility in the Salar del Carmen area near Antofagasta, where finished lithium carbonate is produced, bagged and stored. These products are then transported by truck to the Tocopilla Port Terminal or to the Antofagasta Terminal for shipment in charter vessel and container vessel, respectively.

       Iodine raw material, obtained in the same mines as nitrates, is processed, bagged and stored exclusively in the facilities of Pedro de Valdivia and Nueva Victoria, and then shipped by truck to Antofagasta or Iquique for container vessel transport or by truck to Santiago, where iodine derivatives are produced.

       The facilities at the Tocopilla Port Terminal are located approximately 186 kilometers north of Antofagasta and approximately 124 kilometers west of Pedro de Valdivia, 84 kilometers west of Maria Elena and Coya Sur and 372 kilometers west of the Atacama Salar. SIT operates the facilities under maritime concessions granted pursuant to applicable Chilean laws. The Tocopilla Port Terminal facilities include a railcar dumper to transfer bulk product into the Conveyor Belt system used to store and ship bulk product.

       Storage facilities consist of a six silo system, with a total capacity of 54,000 metric tons, and an open storage area for approximately 180,000 metric tons. A bagging station capable of bagging both small and maxi bags, is also connected to the conveyor system.

       For shipping bulk product, the conveyor belt system extends over the coast line to deliver product directly inside bulk carrier hatches. Using this system, the loading capacity is 1,200 tons per hour. Bags are loaded to bulk vessels using barges that are loaded in the Tocopilla Port Terminal dock and unloaded by vessel cranes into the hatches. Both bulk and bagged trucks are loaded in the Tocopilla Port Terminal for transferring product directly to customers or for container vessels shipping from another port, mainly Antofagasta, San Antonio and Iquique.

       Bulk carrier loading in the Tocopilla Port Terminal is mostly contracted by us to transfer the product to our hubs around the world or for shipping to customers, which in very few cases use their own contracted vessels for delivery. Trucking is provided by a mix of spot, contracted and customer owned equipment.

Employees

       As of December 31, 2005, we had 3,735 permanent employees, of whom 315 were employed outside of Chile. The average tenure of our full time employees is approximately 9 years.

                                       2005       2004      2003      2002
                                       ----       ----      ----      ----
   Permanent employees                3,735      3,418     3,455     3,050
   Employees in Chile                 3,420      3,138     3,154     2,869
   Employees outside of Chile           315        280       301       181

       Of our permanent employees in Chile, 73.7% are represented by 30 labor unions, which represent their members in collective bargaining negotiations with the Company. Compensation for unionized personnel is established in accordance with the relevant collective bargaining agreements. The terms of most such agreements currently in effect are three years, and expiration dates of such agreements vary from contract to contract. Under these agreements, employees receive a salary according to a scale that depends upon job function, seniority and productivity. Unionized employees also receive certain benefits provided for by law and certain other benefits, which vary depending upon the terms of the collective bargaining agreement, such as housing allowances and additional death and disability benefits.

       In addition, the Company owns all of the equity of Institucion de Salud Previsional Norte Grande Limitada ("Isapre Norte Grande"), which is a health maintenance organization that provides medical services primarily to our employees. We make specified contributions to Isapre Norte Grande in accordance with Chilean law and the provisions of our various collective bargaining agreements but we are not otherwise responsible for its liabilities.

       Non-unionized employees receive individually negotiated salaries, benefits provided for by law and certain additional benefits provided by us.

       We provide housing and other facilities and services for employees and their families at the Maria Elena site.

       We do not maintain any pension or retirement programs for our Chilean employees. Most workers in Chile are subject to a national pension law, adopted in 1980, which establishes a system of independent pension plans that are administered by the corresponding Sociedad Administradora de Fondos de Pensiones
(AFP). We have no liability for the performance of any of these pension plans or any pension payments to be made to our employees.

       We have experienced no strikes or significant work stoppages in the last ten years and consider the relationship with our employees to be good.

       Recent legislation to reform Chilean labor law has amended several articles of Employment Law N(degree) 19,759. One of the most relevant amendments for the Company was Article 22, which reduced the hours in a work week from 48 to 45, effective as of January 1, 2005. During 2004, we changed all our work shifts that had more than 45 working hours in order to comply with the new requirement. These changes did not result in significant higher costs or operational problems.

Legal Proceedings

       In September 2005, Electroandina S.A., or Electroandina, one of our main electricity suppliers, commenced an arbitration proceeding against us. The complaint mainly seeks the early termination, partial amendment or temporary suspension of the electricity supply agreement entered into between Electroandina and SQM on February 12, 1999, and the revision of the tariffs agreed to in such electricity supply agreement. The basis of Electroandina's claim is that certain unforeseen events have restricted the supply of and increased the price of gas from Argentina. Currently, this proceeding is in the stage of evidence collection.

       Because a similar claim has been announced by AES Norgener S.A., or Norgener, our other main electricity supplier, we expect an arbitration proceeding to commence shortly with Norgener.

       The Company is party to various other lawsuits arising in the ordinary course of business. Management considers it unlikely that any losses associated with such lawsuits will significantly affect the Company's results of operations, financial position, and cash flows.

Research and Development, Patents and Licenses

       One of the main objectives of our Research and Development team consists of developing new processes and products in order to maximize the returns obtained from the resources that we exploit. The areas of research cover topics such as chemical process design, phase chemistry, chemical analysis methodologies and physical properties of finished products. This unit, which depends on the GIDMA (Research, Development and Environmental Department), provides technical advice to production, quality and commercial areas.

       Our research and development activities are conducted principally at the Antofagasta Research and Development Center. As of February 2006, the center had a total staff of 39 people, including four Ph.D.s, three MSc.s, and 23 professionals in the fields of engineering and chemistry conducting research on various projects. Our research and development policy emphasizes the following: (i) optimization of current processes in order to decrease costs and improve product quality through the implementation of new technology, (ii) development of higher-margin products from current products through vertical integration or different product specifications, (iii) development of new products, and (iv) improvement of technical customer service.

       Our research and development activities have been instrumental in improving our production processes and developing new products. As a result of our research and development activities, new methods of extraction and finishing have been developed, including methods for heap leaching nitrates and a method to produce mono-granular blends of fertilizers that permit the incorporation of different nutrients (including micro-nutrients) into one grain. In recent years, we have also been focusing on the development of processes for lithium compounds coming out of the brines from the Atacama Salar.

       We have patented several production processes for nitrate, iodine and lithium products. These patents have been filed mainly in the U.S. and Chile, and in other countries when necessary.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                     SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

                             Conf: /s/ Ricardo Ramos
                                  Ricardo Ramos
                            Chief Financial Officer &
                            Business Development SVP
                              Date: March 29, 2006